Filed Pursuant to Rule 424(b)(3)

Registration No. 333-256487

PROSPECTUS SUPPLEMENT NO. 3

(to prospectus dated July 20, 2021)

STRYVE FOODS, INC.

Up to 5,609,398 Shares of Class A Common Stock

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated July 20, 2021 (the “Prospectus”), related to the resale from time to time by the selling stockholders named in the Prospectus or their permitted transferees (collectively, the “Selling Stockholders”) of up to 5,609,398 shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”), of Stryve Foods, Inc., a Delaware corporation (the “Company”), with the information contained in the Company’s Form 8-K/A, filed with the Securities and Exchange Commission (“SEC”) on August 16, 2021 (the “Report”). Accordingly, we have attached the Report to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our shares of Class A Common Stock and warrants are listed on the Nasdaq Stock Market under the symbol “SNAX” and “SNAXW,” respectively. On August 13, 2021, the closing sale price per share of our Class A Common Stock was $6.88 and the closing sale price per warrant was $0.98.

Investing in our securities involves risks that are described in the “Risk Factors” section beginning on page 16 of the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 16, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K/A

(Amendment No. 1)

Current Report

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 16, 2021

STRYVE FOODS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-38785	87-1760117
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

5801 Tennyson Parkway, Suite 275 Plano, TX	75024
(Address of principal executive offices)	(Zip Code)

(972) 987-5130

Registrant’s telephone number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock	SNAX	The Nasdaq Stock Market LLC
Warrants, each exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	SNAXW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

INTRODUCTORY NOTE

This Amendment No. 1 on Form 8-K (“Amendment No. 1”) amends the Current Report on Form 8-K of Stryve Foods, Inc., a Delaware corporation (the “Company”), filed on July 26, 2021 (the “Original Report”), in which the Company reported, among other events, the completion of the Business Combination (as defined in the Original Report).

This Amendment No. 1 is being filed in order to include (a) the unaudited condensed consolidated financial statements of Stryve Foods, LLC, a Texas limited liability company (“Stryve”), as of June 30, 2021 and for the three and six months ended June 30, 2021 and 2020, (b) the Management’s Discussion and Analysis of Financial Condition and Results of Operations of Stryve for the three and six months ended June 30, 2021 and 2020, and (c) the unaudited pro forma condensed combined financial information as of June 30, 2021 and for the six months ended June 30, 2021.

This Amendment No. 1 does not amend any other item of the Original Report or purport to provide an update or a discussion of any developments at the Company or its subsidiaries subsequent to the filing date of the Original Report. The information previously reported in or filed with the Original Report is hereby incorporated by reference to this Form 8-K/A.

Certain terms used in this Current Report on Form 8-K/A have the same meaning as set forth in the definitive proxy statement/prospectus (the “Proxy Statement/Prospectus”), filed by Andina on June 28, 2021 with the Securities and Exchange Commission.

Item 2.02. Results of Operations and Financial Condition

On August 16, 2021, the Company issued a press release announcing the financial results for Stryve for the second quarter ended June 30, 2021 achieved prior to the completion of the Business Combination.

The press release is furnished as Exhibit 99.4 under Item 9.01 of this Current Report on Form 8-K/A is incorporated herein by reference. The information in this Item 2.02, including the Exhibit 99.4 attached hereto, is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

Item 9.01. Financial Statement and Exhibits.

(a) Financial statements of businesses acquired

The unaudited condensed consolidated financial statements of Stryve as of June 30, 2021 and for the three and six months ended June 30, 2021 and 2020, and the related notes thereto are attached as Exhibit 99.1 and are incorporated herein by reference. Also included as Exhibit 99.2 and incorporated herein by reference is the Management’s Discussion and Analysis of Financial Condition and Results of Operations of Stryve for the three and six months ended June 30, 2021 and 2020.

(b) Pro Forma Financial Information

Certain pro forma financial information of the Company is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

2

(d) Exhibits.

Exhibit No.	Document
99.1	Condensed Consolidated Financial Statements of Stryve as of June 30, 2021 and for the three and six months ended June 30, 2021 and 2020.
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations of Stryve for the three and six months ended June 30, 2021 and 2020.
99.3	Unaudited Pro Forma Condensed Combined Financial Information of the Company as of June 30, 2021 and for the six months ended June 30, 2021.
99.4	Press Release, dated August 16, reporting Stryve’s financial results for the second quarter ended June 30, 2021.

3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 16, 2021

STRYVE FOODS, INC.

By:	/s/ Joe Oblas
Name:	Joe Oblas
Title:	co-CEO

4

Exhibit 99.1

STRYVE FOODS, LLC

CONDENSED CONSOLIDATED BALANCE SHEET

	June 30,
	2021	December 31
	(Unaudited)	2020
ASSETS
CURRENT ASSETS
Cash and Cash Equivalent	$1,201,185	$591,634
Accounts receivable, net	3,143,825	679,061
Inventory, net	4,806,514	3,373,033
Prepaid media spend	650,000	249,000
Prepaid expenses and other current assets	1,328,136	529,230
Total current assets	11,129,660	5,421,958

Property and equipment, net	6,361,593	6,845,132
Goodwill	8,450,000	8,450,000
Intangible asset	4,725,526	4,962,834
Prepaid media spend, net of current portion	268,294	498,662
Other assets	83,092	58,545
TOTAL ASSETS	$31,018,165	$26,237,131

LIABILITIES AND MEMBERS’ DEFICIT
CURRENT LIABILITIES
Accounts payable	$5,484,686	$3,839,384
Accrued expenses	1,989,005	1,710,384
Line of credit	3,500,000	3,500,000
Current portion of long-term debt	31,863,204	22,649,995
Total current liabilities	42,836,895	31,699,763

Long-term debt, net of current portion	1,439,954	3,874,235
Financing Obligation - Operating Lease	7,500,000	-
TOTAL LIABILITIES	51,776,849	35,573,998

COMMITMENTS AND CONTINGENCIES
MEMBERS’ DEFICIT
Member contributions	42,684,432	42,784,382
Accumulated deficit	(63,443,116)	(52,121,249)
MEMBERS’ DEFICIT	(20,758,684)	(9,336,867)

TOTAL LIABILITIES AND MEMBERS’ DEFICIT	$31,018,165	$26,237,131

The accompanying notes are integral to these financial statements

STRYVE FOODS, LLC

CONDENSED CONSOLIDATED

STATEMENT OF OPERATIONS (UNAUDITED)

	For the Three Months		For the Six Months
	Ended June 30		Ended June 30
	2021	2020	2021	2020
SALES, net	$7,351,323	$4,279,017	$14,185,798	$8,584,968

COST OF GOODS SOLD	3,770,271	2,836,538	7,926,921	5,520,014

GROSS MARGIN	3,581,052	1,442,479	6,258,877	3,064,954

OPERATING EXPENSES
Selling expenses	5,593,122	2,594,654	12,046,413	5,228,232
Operations expense	970,302	586,957	2,030,086	973,579
Salaries and wages	1,601,664	1,489,118	3,003,310	3,396,484
Depreciation and amortization expense	396,708	377,296	791,556	647,296
(Gain) /Loss on disposal of fixed assets	(9,654)	-	(8,578)	324
Total operating expenses	8,552,142	5,048,025	17,862,787	10,245,915

OPERATING LOSS	(4,971,090)	(3,605,546)	(11,603,910)	(7,180,961)

OTHER (EXPENSES) INCOME
Interest expense	(1,147,168)	(849,787)	(1,957,256)	(1,502,117)
PPP Loan Forgiveness	-	-	1,669,552	-
Other income	557,541	-	569,747	-
Total Other (Expense)/ Income	(589,627)	(849,787)	282,043	(1,502,117)

NET LOSS	$(5,560,717)	$(4,455,333)	$(11,321,867)	$(8,683,078)

The accompanying notes are integral to these financial statements

STRYVE FOODS, LLC

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ DEFICIT

	For the Three Months Ended June 30, 2021 and 2020
		Series 1	Series 2	Series 3		Total
	Class A	Preferred	Preferred	Preferred	Accumulated	Members’
	Contribution	Contributions	Contributions	Contributions	Deficit	Deficit

BALANCE, APRIL 1, 2021	$2,260,000	$10,000,000	$16,500,000	$13,924,432	$(57,882,400)	$(15,197,968)

Repurchase of Member Shares	-	-	-	-	-	-

Net loss	-	-	-	-	(5,560,716)	(5,560,716)

BALANCE, JUNE 30, 2021	$2,260,000	$10,000,000	$16,500,000	$13,924,432	$(63,443,116)	$(20,758,684)

BALANCE, APRIL 1, 2020	$2,260,000	$10,000,000	$16,500,000	$-	$(38,802,223)	$(10,042,223)

Net loss	-	-	-	-	(4,455,333)	(4,455,333)

BALANCE, JUNE 30, 2020	$2,260,000	$10,000,000	$16,500,000	$-	$(43,257,556)	$(14,497,556)

	For the Six Months Ended June 30, 2021 and 2020
		Series 1	Series 2	Series 3		Total
	Class A	Preferred	Preferred	Preferred	Accumulated	Members’
	Contribution	Contributions	Contributions	Contributions	Deficit	Deficit

BALANCE, JANUARY 1, 2021	$2,260,000	$10,000,000	$16,500,000	$14,024,382	$(52,121,249)	$(9,336,867)

Repurchase of Member Shares	-	-	-	(99,950)	-	(99,950)

Net loss	-	-	-	-	(11,321,867)	(11,321,867)

BALANCE, JUNE 30, 2021	$2,260,000	$10,000,000	$16,500,000	$13,924,432	$(63,443,116)	$(20,758,684)

BALANCE, JANUARY 1, 2020	$2,260,000	$10,000,000	$16,500,000	$-	$(34,574,478)	$(5,814,478)

Net loss	-	-	-	-	(8,683,078)	(8,683,078)

BALANCE, JUNE 30, 2020	$2,260,000	$10,000,000	$16,500,000	$-	$(43,257,556)	$(14,497,556)

The accompanying notes are integral to these financial statements

STRYVE FOODS, LLC

CONDENSED CONSOLIDATED

CASH FLOW STATEMENT (UNAUDITED)

	Six Months Ended	Six Months Ended
	June 30	June 30
	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(11,321,867)	$(8,683,078)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	667,485	647,296
(Gain) /Loss on disposal of fixed assets	(8,578)	324
Amortization of intangible asset	124,071	-
Amortization of debt issuance costs	280,798	73,438
Gain on Debt Extinguishment	(545,200)	-
Interest income on members’ loan receivable	(24,547)	-
Forgiveness on paycheck protection program loan	(1,669,552)	-
Bad debt expense	262,888	5,353
Changes in operating assets and liabilities:
Accounts receivable	(2,727,652)	(311,147)
Inventory	(1,433,481)	(1,203,916)
Prepaid media spend	(170,632)	(501,693)
Prepaid expenses and other current assets	(800,209)	429,025
Accounts payable	1,645,302	(79,399)
Accrued liabilities	278,621	1,234,378
Net cash used in operating activities	(15,442,553)	(8,389,419)

CASH FLOWS FROM INVESTING ACTIVITIES
Cash paid for purchase of equipment	(249,048)	(863,122)
Cash received for sale of equipment	73,681	1,990
Net cash used in investing activities	(175,367)	(861,132)

CASH FLOWS FROM FINANCING ACTIVITIES
Repurchase of Member Shares	(99,950)	-
Borrowings on long-term debt	-	9,745,000
Repayments on long-term debt	(4,360,359)	(865,171)
Borrowings on related party debt	9,294,000	200,000
Repayments on related party debt	(7,793,604)	(215,000)
Borrowings on short term debt	19,694,550	-
Debt Issuance Costs	(507,166)	(263,810)
Borrowings on pay check protection program loan	-	1,669,552

Net cash provided by financing activities	16,227,471	10,270,571

Net change in cash and cash equivalents	609,551	1,020,020
Cash and cash equivalents at beginning of period	591,634	57,053
Cash and cash equivalents at end of period	$1,201,185	$1,077,073

SUPPLEMENTAL INFORMATION:
Cash paid for interest	$1,506,847	$1,036,007

NON-CASH FINANCING ACTIVITIES:
Intangible asset and seller note payable	$113,237	$-

The accompanying notes are integral to these financial statements

STRYVE FOODS, LLC
Notes to Condensed Consolidated Financial Statements (Unaudited)

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Stryve Foods, LLC (“Stryve” or the “Company”) is a Texas limited liability company formed on January 13, 2017, with an indefinite life, and is headquartered in Plano, Texas, with manufacturing operations in Madill, Oklahoma. Stryve has three wholly owned subsidiaries, Biltong Acquisition Company LLC, Braaitime LLC and Kalahari Snacks, LLC.

Stryve is an emerging healthy snacking company which manufactures, markets and sells highly differentiated healthy snacking products. Stryve offers convenient snacks that are lower in sugar and carbohydrates and higher in protein than other snacks.

2. GOING CONCERN AND MANAGEMENT’S PLAN

The accompanying condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liabilities in the normal course of business. The condensed consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset amounts or the classification of liabilities that might be necessary should the Company be unable to continue as a going concern. For the six months ended June 30, 2021, the Company has recognized net operating losses of $11,603,910 and used cash in its operations of $15,442,553. As of June 30, 2021, the Company had a working capital deficit of $31,707,235.

The Company’s continuation of operations is dependent on its ability to generate sufficient cash flow to meet its obligations on a timely basis. Through June 30, 2021, the Company’s cash needs have primarily been funded through equity capital raises and note payable agreements from members, in addition to bank loans.

On January 28, 2021, the Company entered into the Business Combination Agreement (the “Business Combination Agreement”), by and among Andina Acquisition Corp. III (“Andina”), Andina Holdings LLC, a Delaware limited liability company (“Holdings”) and a wholly-owned subsidiary of Andina, B. Luke Weil, in the capacity from and after the closing of the transactions contemplated by the Business Combination Agreement (the “Closing”) as the representative for the shareholders of Andina (other than the Seller), the Company, Stryve Foods Holdings, LLC, a Texas limited liability company (the “Seller”), and R. Alex Hawkins, in the capacity from and after the Closing as the representative for the members of the Seller. Pursuant to the Business Combination Agreement, subject to the terms and conditions set forth therein, (i) promptly after the execution and delivery of the Business Combination Agreement, the Company conducted a reorganization via merger pursuant to which the Seller, became a holding company for the Company, the former owners of the Company became the owners of the Seller, and the former holders of convertible notes of the Company became holders of convertible notes of the Seller, and pursuant to which the Company retained all of its subsidiaries, business, assets and liabilities, and became a wholly-owned subsidiary of the Seller, (ii) prior to the Closing, Andina relocated out of the Cayman Islands and into the State of Delaware to re-domicile as and became a Delaware corporation, (iii) at the Closing, the Seller contributed to Holdings all of the issued and outstanding equity interests of the Company in exchange for newly issued non-voting Class B membership interests of Holdings and voting (but non-economic) Class V common stock of Andina, and (iv) Andina contributed all of its cash and cash equivalents to Holdings, after payment of Andina shareholders that elected to have their Andina shares redeemed or converted in connection with the Closing and Andina’s expenses and other liabilities due at the Closing, in exchange for newly issued voting Class A membership interests of Holdings. At the Closing, Andina changed its name to “Stryve Foods, Inc.”

On July 20, 2021 (the “Closing Date”), Andina, completed the previously announced business combination (the “Business Combination”) pursuant to the Business Combination Agreement. Management with the Company being deemed the accounting acquirer.

The Business Combination included a concurrent private placement into Andina of $53.4 million, including subscriptions for $42.5 million of Class A common stock, payable in cash, in the Closing PIPE Investment and subscriptions for $10.9 million of Class A common stock, satisfied by the offset of principal and accrued interest under outstanding Bridge Notes issued by Stryve pursuant to the Bridge PIPE Investment, as part of the Business Combination. At the Closing, Andina contributed all of its cash and cash equivalents to Holdings, approximately $37.9 million, after the payment of approximately $7.8 million to Andina shareholders that elected to have their Andina shares redeemed in connection with the Closing and the payment of approximately $10.4 million of Andina’s expenses. The Company believes this, along with a continued reduction in expenses, will be sufficient to fund the Company’s cash requirements for at least twelve months subsequent to the date these financial statements were made available.

3. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These interim condensed consolidated financial statements of the Company and its subsidiaries are unaudited. In the opinion of management, all adjustments (consisting of normal recurring accruals) and disclosures necessary for a fair presentation of these interim condensed consolidated financial statements have been included. The results reported in the condensed consolidated financial statements for any interim periods are not necessarily indicative of the results that may be reported for the entire year. The accompanying condensed consolidated financial statements have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission (“SEC”) and do not include all information and footnotes necessary for a complete presentation of financial statements in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”). The Company’s condensed consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

STRYVE FOODS, LLC
Notes to Condensed Consolidated Financial Statements (Unaudited)

Certain information and footnote disclosures normally included in the annual consolidated financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. These condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the year ended December 31, 2020 included in the proxy statement/ information statement filed on Form S-4/A by Andina with the SEC.

Use of Estimates

The preparation of the consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Accounting estimates and assumptions discussed herein are those that management considers to be the most critical to an understanding of the consolidated financial statements because they inherently involve significant judgements and uncertainties. Estimates are used for, but not limited to revenue recognition, allowance for doubtful accounts and customer allowances, useful lives for depreciation and amortization, standard costs of inventory, provisions for inventory obsolescence, and impairments of goodwill and long-lived assets. All of these estimates reflect management’s judgment about current economic and market conditions and their effects based on information available as of the date of these consolidated financial statements. If such conditions persist longer or deteriorate further than expected, it is reasonably possible that the judgements and estimates could change, which may result in future impairments of assets among other effects.

Accounts Receivable and Allowance for Doubtful Accounts, Returns, and Deductions

Accounts receivable are customer obligations due under normal trade terms. The Company records accounts receivable at their net realizable value, which requires management to estimate the collectability of the Company’s receivables. Judgment is required in assessing the realization of these receivables, including the credit worthiness of each counterparty and the related aging of past due balances. Management provides for an allowance for doubtful accounts equal to the estimated uncollectable amounts, in addition to a general provision based on historical experience. Management provides for the customer accommodations based upon a general provision of 8% of sales in addition to known deductions. As of June 30, 2021 and December 31, 2020, the allowance for doubtful accounts and accommodations totaled $1,011,750 and $807,853, respectively. Total bad debt expense for the three and six months ended June 30, 2021 was $177,291 and $262,888, respectively. Total bad debt expense for the three and six months ended June 30, 2020 was $5,353 and $5,353, respectively.

Concentration of Credit Risk

The balance sheet items that potentially subject the Company to concentrations of credit risk are primarily cash and accounts receivable. The Company continuously evaluates the credit worthiness of its customers’ financial condition and generally does not require collateral. The Company maintains cash balances in bank accounts that may, at times, exceed Federal Deposit Insurance Corporation (“FDIC”) limits of $250,000 per institution. The Company incurred no losses from such accounts and management considers the risk of loss to be minimal. As of June 30, 2021, the Company had cash balances in excess of FDIC coverage of approximately $920,000.

STRYVE FOODS, LLC
Notes to Condensed Consolidated Financial Statements (Unaudited)

For the three and six months ended June 30, 2021 and 2020, customer and vendor concentrations in excess of 10% consolidated sales and purchases are as follows:

	For the Three Months		For the Six months
	Ended June, 30		Ended June, 30
	2021	2020	2021	2020
Customer:
Customer A	13%	23%	15%	31%
Customer B	13%	11%	12%	14%

Vendor:
Vendor A	*	18%	*	33%
* Less than 10%

As of June 30, 2021, the following customers and vendors represented more than 10% of accounts receivable and accounts payable balances

	Accounts Receivable	Accounts Payable

Customer:
Customer A	23%
Customer B	10%
Customer C	13%
Vendor:
Vendor A		21%

Revenue Recognition Policy

The Company manufactures and markets a broad range of protein snack products through multiple distribution channels. The products are offered through branded and private label items. The Company accounts for revenue from contracts with customers, which comprises substantially all of its revenue, through the following steps:

1)	Identification of the contract with a customer;
2)	Identification of the performance obligations in the contract;
3)	Determination of the transaction price;
4)	Allocation of the transaction price to the performance obligations in the contract; and
5)	Recognition of revenue when, or as, the Company satisfies a performance obligation.

The Company’s revenue derived from the sale of branded and private label products is considered variable consideration that is based on a fixed per item charge applied to a variable quantity of product. Generally, this variable consideration is recognized at the point in time when the customer obtains control of the product, which may occur upon either shipment or delivery of the product. The Company also maintains consignment arrangements whereby revenue is recognized upon sale of the product to the end customer. The payment terms of the Company’s contracts are generally net thirty to thirty-five days, although early pay discounts are offered to customers.

The Company regularly experiences customer deductions from amounts invoiced due to product returns, product shortages and delivery nonperformance penalty fees. This variable consideration is estimated using the expected value approach based on the Company’s historical experience, and it is recognized as a reduction to the transaction price in the same period that the related product sale is recognized. In years prior to 2021, customer deduction amounts were insignificant and recognized when incurred.

STRYVE FOODS, LLC
Notes to Condensed Consolidated Financial Statements (Unaudited)

Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring products to customers. Revenue is recognized when the Company satisfies its performance obligations under the contract by transferring the promised product to its customer.

The Company’s contracts generally do not include any material significant financing components.

Performance Obligations

The Company has elected the following practical expedients provided for in Topic 606, Revenue from Contracts with Customers.

1)	The Company has excluded from its transaction price all sales and similar taxes collected from its customers.
2)	The Company has elected to recognize the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that the entity otherwise would have recognized is one year or less.
3)	The Company has elected to account for shipping and handling activities that occur after control of the related good transfers as fulfillment activities instead of assessing such activities as performance obligations.
4)	The portfolio approach has been elected by the Company as it expects any effects would not be materially different in application at the portfolio level compared with the application at an individual contract level.
5)	The Company has elected not to disclose information about its remaining performance obligations for any contract that has an original expected duration of one year or less.

Neither the type of good sold nor the location of sale significantly impacts the nature, amount, timing, or uncertainty of revenue and cash flows.

Disaggregation of Net Sales

The following table shows the net sales of the Company disaggregated by channel for the three and six months ended June 30, 2021 and, 2020 (in thousands).

	For the Three Months		For the Six Months
	Ended June 30,		Ended June 30,
	2021	2020	2021	2020
E-commerce	$2,856	$1,847	$5,803	$2,455
Wholesale	$3,353	$2,133	$6,014	$4,656
Private Label	$1,142	$299	$2,369	$1,474
	$7,351	$4,279	$14,186	$8,585

Inventory

Inventories consist of raw materials, work in process, and finished goods, and are stated at the lower of cost or net realizable value determined using the standard cost method. The Company reviews the value of items in inventory and provides write-downs and write-offs of inventory based on obsolete, damaged, or expired inventory. Write-down and write-offs are included in cost of goods sold.

STRYVE FOODS, LLC
Notes to Condensed Consolidated Financial Statements (Unaudited)

Prepaid Media Spend

As of June 30, 2021 and December 30, 2020, the Company sold products to an independent full-service corporate trade company in exchange for future services. The Company has the right to utilize this asset as a credit against future media buying that this trade company performs for the Company. The Company can utilize the credit at any time over five years but estimates they will use a total of $650,000 within the next year.

Intangible Assets

On December 11, 2020, the Company’s wholly-owned subsidiary, Kalahari Snacks, LLC, entered into an asset purchase agreement with Kalahari Brands, Inc. consisting principally of its brands and marks, to acquire certain assets and liabilities of Kalahari Brands for a purchase price of $5,867,344. In terms of the asset purchase agreement, a post-closing working capital adjustment was applied to the purchase price. The adjustment of $113,237 was applied against the Seller Note 2.

The brand name is accounted for in accordance with ASC 350, “Intangibles – Goodwill and Other”, and amortized on a straight-line basis over 20 years and reviewed annually for impairment. As of June 30, 2021, there was no impairment of the intangible asset.

Advertising Costs

In accordance with ASC 720-35, Advertising Costs, advertising and marketing costs are charged to operations in the period incurred. Advertising and marketing expenses for the six months ended June 30, 2021 and 2020 were $6,032,959 and $3,473,645 respectively. Advertising and marketing expenses for the three months ended June 30, 2021 and June 30, 2020 were $3,119,146 and $1,786,117, respectively and are included in selling expenses in the accompanying statements of operations.

Income Taxes

The Company is a Texas limited liability company and accordingly is not a taxpaying entity for federal income tax purposes. The Company’s annual tax income or loss is allocated to individual members for reporting on their own individual federal tax returns. The Company is subject to certain state and local taxes, such amount was not material for the three months ended June 30, 2021.

The provision for income taxes is calculated under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. The realization of deferred tax assets depended upon the existence of sufficient taxable income, of appropriate character, within the carryback or carryforward periods under the tax law in the applicable tax jurisdiction. Valuation allowances are determined, based on available information, whether it was more likely than not that deferred tax assets would not be realized. Significant judgment is required in determining whether valuation allowances should be established, as well as the amount of such allowances.

The Company accounts for uncertain tax positions in accordance with ASC 740-10, Income Taxes. ASC 740-10, Income Taxes, provides several clarifications related to uncertain tax positions. Most notably, a “more likely-than-not” standard for initial recognition of tax positions, a presumption of audit detection and a measurement of recognized tax benefits based on the largest amount that has a greater than 50 percent likelihood of realization. ASC 740-10, Income Taxes, applies a two-step process to determine the amount of tax benefit to be recognized in the consolidated financial statements. First, the Company must determine whether any amount of tax benefit may be recognized. Second, the Company determines how much of the tax benefit should be recognized for tax positions that qualify for recognition. No additional liabilities have been recognized. Accordingly, the Company has not recognized any penalty, interest or tax impact related to uncertain tax positions.

STRYVE FOODS, LLC
Notes to Condensed Consolidated Financial Statements (Unaudited)

Recent Accounting Pronouncements

ASU 2016-02, Leases. In 2016, the Financial Accounting Standards Board (“FASB”) issued new guidance related to accounting for leases. The new guidance requires the recognition of right of use (“ROU”) assets and lease liabilities for those leases classified as operating leases under previous guidance. In 2018, the FASB also approved an amendment that would permit the option to adopt the new standard prospectively as of the effective date, without adjusting comparative periods presented. In November of 2020, the FASB proposed a delay and the effective date was deferred until fiscal years beginning after December 15, 2022. The Company is evaluating the effect of adopting ASU 2016-02.

In December 2019, the FASB issued ASU No. 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes”. The standard includes multiple key provisions, including removal of certain exceptions to ASC 740, Income Taxes, and simplification in several other areas such as accounting for a franchise tax that is partially based on income. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. Adoption of this new standard did not have an impact to our disclosures.

In October 2020, the FASB issued ASU No. 2020-10 “Codification Improvements.” The new accounting rules improve the consistency of the Codification by including all disclosure guidance in the appropriate Disclosure Section (Section 50) that had only been included in the Other Presentation Matters Section (Section 45) of the Codification. Additionally, the new rules also clarify guidance across various topics including defined benefit plans, foreign currency transactions, and interest expense. The standard is effective for the Company in the first quarter of 2021. Adoption of this new standard did not have an impact to the Company’s disclosures.

Fair Value of Financial Instruments

The Company’s financial instruments consist primarily of cash, accounts receivable, accounts payable, a line of credit, related party notes payable, and vehicle notes payable. The carrying amounts of cash, accounts receivable, and accounts payable approximate their respective fair values because of the short-term maturities or expected settlement date of these instruments. The line of credit and vehicle notes payable have fixed interest rates the Company believes reflect current market rates for notes of this nature. The Company believes the current carrying value of long-term debt approximates its fair value because the terms are comparable to similar lending arrangements in the marketplace.

4 INVENTORY

As of June 30, 2021 and December 31, 2020, inventory consisted of the following:

	As of	As of
	June 30, 2021	December 31, 2020
Raw materials	$1,348,154	$1,068,259
Work in process	$1,638,120	$190,610
Finished goods	$1,820,240	$2,114,164
Total inventory	$4,806,514	$3,373,033

As of June 30, 2021 and December 31, 2020, the reserve for slow moving and obsolete inventory which is included in cost of goods sold was $371,478 and $444,485, respectively.

STRYVE FOODS, LLC
Notes to Condensed Consolidated Financial Statements (Unaudited)

5 PROPERTY AND EQUIPMENT

As of June 30, 2021 and December 31, 2020, property and equipment consisted of the following:

		As of	As of
	Useful Lives	June 30, 2021	December 31, 2020

Plant and equipment	3-5 years	$5,105,612	$4,933,875
Furniture and fixtures	3-5 years	$35,421	$35,421
Vehicles	5 years	$278,945	$394,681
Leasehold improvements	Shorter of lease term or economic life	$1,936,580	$1,922,332
Plates and dies	3-5 years	$201,971	$178,821
Website	3 years	$111,002	$111,002
Land	Indefinite	$242,333	$242,333
Building	20 years	$1,399,200	$1,399,200
		$9,311,064	$9,217,665
Less accumulated depreciation		$(2,949,471)	$(2,372,533)
Property and equipment, net		$6,361,593	$6,845,132

Depreciation expense for the six months ended June 30, 2021 and 2020 was $667,485 and $647,296, respectively. Depreciation expense for the three months ended June 30, 2021 and 2020, was $334,672 and $377,296, respectively.

During the six months ended June 30, 2021, the Company entered into a sale and leaseback of its production facility in Madill. The assets remain on the balance sheet and include land of $242,333 and buildings of $1,399,200 with amortization of $163,240. The net book value of the sold and leased back asset is $1,478,293.

6 INTANGIBLE ASSET

As of June 30, 2021 and December 31, 2020, intangible assets consisted of the following:

		Useful	As of	As of
Assets	Date Acquired	Life	June 30, 2021	December 31, 2020

Kalahari Snacks Brand Name	12/12/2020	20 years

Brought forward balance			$4,962,834	$-
Additions			$-	$4,962,834
Adjustment			$(113,237)	$-
Amortization			$(124,071)	$-
Carried forward balance

			$4,725,526	$4,962,834

The estimated future amortization of intangibles subject to amortization at June 30, 2021 was as follows:

STRYVE FOODS, LLC
Notes to Condensed Consolidated Financial Statements (Unaudited)

5 Year Schedule

2021 (Excluding six months ended June 30, 2021)	$121,167
2022	$242,480
2023	$242,480
2024	$242,480
2025	$242,480
Thereafter	$3,634,439
Total Remaining Amortization	$4,725,526

Amortization expense for the six months ended June 30, 2021 and 2020, was $124,071 and $0, respectively. Amortization expense for the three months ended June 30, 2021 and 2020, was $62,035 and $0, respectively.

7 ACCRUED LIABILITIES

As of June 30, 2021 and December 31, 2020, accrued liabilities consisted of the following:

	As of	As of
	June 30, 2021	December 31, 2020
Interest Payable	$1,281,454	$976,032
Insurance liability	$15,813	$15,813
Payroll liabilities	$291,546	$296,036
Broker and commission payables	$83,888	$68,093
Marketing and advertising payables	$-	$6,250
Credit card payables	$-	$201,116
Capital raise payables	$28,385	$94,978
Professional fees payable	$275,000	$-
Other	$12,919	$52,066
	$1,989,005	$1,710,384

8 LINE OF CREDIT

On November 29, 2018, the Company amended its existing line of credit agreement (the “Line of Credit”) to extend the maturity date to November 28, 2019 and fixed the interest rate at 6%. On May 29, 2019, the Line of Credit was amended to extend the maturity date to June 5, 2021 and increase the maximum limit to $3,500,000, with an interest rate of 5.25%. Effective June 23, 2020, as a result of Security Agreement 3, outlined in Note 9, the maturity date was amended to June 30, 2021. The balance on the Line of Credit was $3,500,000 as of June 30, 2021 and March 31, 2021. The Line of Credit is secured by all assets of the Company and is guaranteed by a member of the Company. The Line of Credit is subject to certain covenants, including requirements for debt service coverage ratio, tangible net worth ratio, and liquidity requirements, as outlined in the agreement. Effective June 30, 2021, the maturity date was amended to September 30, 2021, and the waiver for debt covenants was extended to September 30, 2021.

STRYVE FOODS, LLC
Notes to Condensed Consolidated Financial Statements (Unaudited)

9 DEBT

As of June 30, 2021 and December 31, 2020, debt consisted of the following:

	As of	As of
	June 30, 2021	December 31, 2020
Long term debt	$1,863,975	$5,677,505
Short term debt	$17,048,958	$7,745,843
Related party notes payable	$6,400,000	$3,001,366
Convertible notes, net of subscriptions to members of the company	$8,254,390	$8,254,390
Payroll protection loan	$-	$1,669,552
Other notes payable	$-	$212,066
Line of Credit (Note 8)	$3,500,000	$3,500,000
Total notes payable	$37,067,323	$30,060,722
Less: current portion	$(31,863,204)	$(22,649,995)
Less: line of credit	$(3,500,000)	$(3,500,000)
Notes payable, net of current portion	$1,704,119	$3,910,727
Deferred financing fees	$(264,167)	$(36,492)
Total notes payable, net	$1,439,952	$3,874,235

Long Term Debt

Origin Bank

Effective June 30, 2021, the maturity date on all notes outstanding with Origin bank were amended to September 30, 2021 under similar terms, and the waiver for debt covenants was extended to September 30, 2021.

Unless otherwise stated, collateralized loans are secured by the net book value of the assets of the Company, totaling $31,018,165 as of June 30, 2021.

On January 24, 2018, the Company entered into a promissory note agreement with Origin Bank (“Security Agreement”) for the principal amount of $1,000,000. As of June 30, 2021 and December 31, 2020, the interest rate applied to the loan balance was 6.5%, and the principal amount due on the Security Agreement was $37,432 and $156,866, respectively.

On February 9, 2018, the Company entered into a promissory note agreement with Origin Bank (“Security Agreement 2”) for the principal amount of $1,000,000. As of June 30, 2021 and December 31, 2020, the interest rate applied to the loan balance was 6.5%, and the principal amount due on the Security Agreement 2 was $37,438 and $156,510, respectively.

On June 29, 2018, the Company entered into a promissory note agreement with Origin Bank (“Mortgage”) for the principal amount of $1,240,000. As of June 30, 2021 and December 31, 2020, the principal amount due on the Mortgage was $0 and $1,160,547, respectively. This note was settled with the sale-leaseback of the Madill property on June 4, 2021.

On August 17, 2018, the Company entered into a promissory note agreement with Origin Bank (“CapEx”) with a limit on borrowings of $2,240,000. As of June 30, 2021 and December 31, 2020, the principal amount due on the CapEx was $1,378,033 and $1,521,874, respectively.

STRYVE FOODS, LLC
Notes to Condensed Consolidated Financial Statements (Unaudited)

Other

On December 3, 2018, the Company entered into a business loan agreement with First United Bank and Trust Co. (“Loan Agreement”), for a principal balance of $89,001. The Loan Agreement calls for monthly principal and interest payments of $1,664, at an interest rate of 4.49% per annum, and matures on December 15, 2023. The principal amount due on the Loan Agreement was $47,108 as of June 30, 2021. The Loan Agreement is secured by the vehicles acquired with the loan having a carrying value which approximates the outstanding loan balance.

On January 14, 2020, the Company entered into a promissory note agreement with an individual investor (“Promissory Note”), for a principal balance of $250,000, with interest only payments at a rate of 16% per annum from January 31, 2020 through June 30, 2020. On July 31, 2020, monthly installments of principal payments of $4,167 plus accrued interest were required with a balloon payment of all unpaid principal and interest on January 14, 2023. As of June 30, 2021, the principal amount remaining on the Promissory Note was $237,500.

On January 16, 2020, the Company entered into a loan and security agreement (“Lender Agreement”) with Montgomery Capital Partners III, LP, (the “Lender”) for a principal balance up to $2,000,000, with interest only payments at a rate of 16% per annum from January 31, 2020 through June 30, 2020. This loan was repaid in full on June 4, 2021.

Short Term Debt

On July 15, 2019, the Company entered into a note payable agreement (“VM Agreement”) with Van Maren Financial (USA), Inc. for the principal amount of $2,000,000 bearing interest at 36% per annum, with all principal and accrued interest thereon due and payable at maturity of January 15, 2020. Effective December 15, 2019, the VM Agreement was amended to increase the principal to $3,250,000. This loan was repaid in full on Feb 2, 2021.

On April 6, 2020, the Company entered into a secondary loan and security agreement (“Lender Agreement 2”) with Montgomery Capital Partners III, LP, with a schedule of lenders, for a principal balance of $2,700,000, at an interest rate equal to 14% compounded daily. This loan was repaid in full on June 4, 2021.

On June 23, 2020, the Company entered into a promissory note agreement with Origin Bank (“Security Agreement 3”) for the principal amount of $2,000,000. The Security Agreement 3 calls for interest only payments beginning August 5, 2020 through September 5, 2020, at an interest rate of 5% per annum, with the entire balance maturing on October 5, 2020. The maturity date has been extended to September 30, 2021. The Security Agreement 3 is secured by the assets of the Company and guaranteed by certain members of the Company. As of June 30, 2021, the principal amount due on Security Agreement 3 was $2,000,000.

On December 11, 2020, the Company entered into a note payable agreement (“Seller Note 2”) as a result of the transaction to acquire certain assets of Kalahari Brands, Inc., in the principal sum of $3,245,843, bearing interest at a fixed rate of 8% per annum, due semi-annually on June 30, 2021, and upon maturity on December 31, 2021. Kalahari Brands, Inc. and the Company mutually agreed to reduce the balance of Seller Note 2 by $113,237 pursuant to the 90-day post-closing net working capital true-up. The Seller Note 2 has incentive options for prepayment to reduce total obligations. These options were utilized and a discount of $545,118 was taken when Seller Note 2 was paid off in full on June 30, 2021. This gain on settlement is included in other income for the three months and six months ended June 30, 2021.

On March 25, 2021, the Company entered into a note payable agreement (“VM Agreement 2”) with Van Maren Financial (USA), Inc. for the principal amount of $4,610,000, bearing interest at 12% per annum, with all principal and accrued interest thereon due and payable at maturity of September 30, 2021. As of June 30, 2021, $4,610,000 of this amount had been drawn from the lender.

On March 12, 2021, the Company entered into a note payable agreement (“Broken Stone Agreement”) with Broken Stone Investments, LLC for the principal amount of $200,000, bearing interest at 5% per annum, with all principal and accrued interest thereon due and payable at maturity of September 30, 2021. The Broken Stone Agreement calls for monthly principal and interest payments of $8,774 to commence on July 1, 2021 through maturity on June 1, 2023.

STRYVE FOODS, LLC
Notes to Condensed Consolidated Financial Statements (Unaudited)

On May 24, 2021, the Company entered into a note payable agreement (“CVI Agreement”) with CVI Investments, Inc. for the principal amount of $2,300,000 at a 15% discount, bearing interest at 18% per annum, with all principal and accrued interest thereon due and payable at maturity. Maturity is defined in the CVI Agreement as “the 45th day following the date hereof, subject to extension upon prior written notice by the Company to the Purchaser to the earlier of the closing of the Transaction and the 90th day following the date hereof.” This would estimate the maturity date as no later than August 22, 2021.

On June 30, 2021, the Company entered into a note payable agreement (“ICBT Agreement”) with ICBT Holdings, Ltd. for the principal amount of up to $1,666,667 at a 10% discount, bearing interest at 10% per annum, with all principal and accrued interest thereon due and payable at maturity of June 30, 2024. Of the $1,666,667 limit, $833,333 of principal had been drawn from the lender as of June 30, 2021.

On June 30, 2021, the Company entered into a note payable agreement (“MCA #4 Agreement”) with Montgomery Capital Partners IV, LP for the principal amount of up to $2,900,000, bearing interest at 16% per annum, with all principal and accrued interest thereon due and payable at maturity of June 30, 2022.

Related Party Notes Payable

Effective January 28, 2021, the Company entered into a bridge note agreement with a related party investor for $1,790,000, bearing interest at 5%. The funds converted to equity under the terms of the bridge note agreement subsequent to the completion of the Business Combination Agreement.

Effective March 25, 2021, the Company entered into a new loan agreement with Van Maren Financial (USA), Inc. totaling $4,610,000, bearing interest at 12% per annum and a maturity date of September 30, 2021. As of June 30, 2021, $4,610,000 of this amount had been drawn from the lender.

Convertible Notes

From August 19, 2019 through December 2, 2019, the Company entered into multiple convertible note agreements (the “2019 Convertible Notes”) totaling $5,414,390. The 2019 Convertible Notes mature 24 months after issuance, and bear interest at rate of 6% per annum and are payable upon maturity. Upon a triggering event or maturity, the 2019 Convertible Notes convert into Series 3 preferred units based upon the calculations defined in the 2019 Convertible Note agreements. The 2019 Convertible Notes are subordinate in right of payment to all current and future indebtedness of the Company.

From January 1, 2020, through July 1, 2020, the Company entered into multiple convertible note agreements (the “2020 Convertible Notes”) with various lenders totaling $2,840,000. The 2020 Convertible Notes mature 24 months after issuance, and bear interest at rate of 6% per annum and are payable upon maturity. Upon a triggering event or maturity, the 2020 Convertible Notes convert into Series 3 preferred units based upon the calculations defined in the 2020 Convertible Note agreements. The 2020 Convertible Notes are subordinate in right of payment to all current and future indebtedness of the Company.

The terms of the 2020 Convertible Notes and 2019 Convertible Notes (collectively the “Convertible Notes”) are substantively the same.

STRYVE FOODS, LLC
Notes to Condensed Consolidated Financial Statements (Unaudited)

The Company accounts for the 2020 Convertible Notes and 2019 Convertible Notes in accordance with ASC 470-20-25, “Debt with Conversion and Other Options”. The Convertibles provide for three methods of conversion:

1.	Next equity financing – note is convertible at a 20% discount to the valuation utilized by the cheapest security issued in conjunction with the Next Equity Financing but in no event greater than $60,000,000. This is a contingent event that would not require initial recognition of the stated beneficial conversion feature until contingency is resolved.
2.	Transaction conversion – qualifying transaction as defined in the convertible note agreements. This is a contingent event that would not require initial recognition of the stated beneficial conversion feature until contingency is resolved.
3.	Maturity - converts at the applicable Conversion Price in the note agreements.

The Convertible Notes are net of subscriptions due from certain members and an officer of the Company totaling $1,650,000.

As of June 30, 2021, the long-term and short-term principal balances on the Convertible Notes are $8,254,390.

Effective January 28, 2021, the Company entered into several convertible note agreements totaling $10,600,000, at 6% interest and maturity dates of October 31, 2021. The transactions contemplated by the Business Combination Agreement would trigger these notes, to convert into Class A common stock at a 20% discount to the per share price paid by the investors in the subscription agreements, described below. Additionally, all convertible notes outstanding will also convert into the Series 3 preferred units of the Company.

Other Notes Payable

The Company holds various financing and lease agreements with original principal balances ranging from $20,000 through $50,000 for the six months ended June 30, 2021. The vehicle financing agreements call for monthly principal and interest payments ranging from $368 through $585 and bear interest at fixed rates ranging from 3.89% through 6.81% per annum. Outstanding principal and accrued interest are due at maturity, ranging from October 12, 2022 through September 13, 2024. The principal amount due on the agreements was $173,662 as of June 30, 2021. The financing agreements are secured by vehicles with a net book value of $155,098 as of June 30, 2021.

STRYVE FOODS, LLC
Notes to Condensed Consolidated Financial Statements (Unaudited)

The Other Notes Payable, Related Party Notes Payable, and Seller Notes are subordinated to the Line of Credit and Credit Facility.

Future minimum principal payments on the notes payable are as of June 30, 2021:

	June 30, 2021
For the remainder of 2021	31,844,614	(*)
2022	3,507,115
2023	812,652
2024	895,146
2025	7,796
	$37,067,323

(*)	includes the debt prepaid as of the date of this filing

10 RELATED PARTY TRANSACTIONS

The Company has entered into agreements with certain members and officers of the Company, including debt agreements and conversions, outlined in Note 9, and member loan receivable agreements in the principal amount of $1,650,000, for the six months ended June 30, 2021. Interest on the loan receivable accrues at a fixed rate of 3% per annum, and is due and payable at the maturity dates, ranging from July 28, 2024 to December 31, 2024. Interest income on member loan receivable for the three and six months ended June 30, 2021 was $12,205 and $24,547 respectively. Interest expense on related party notes payable totaled $169,097 and $219,254 for the three and six months ended June 30, 2021, respectively.

On May 26, 2021, the Company entered into a Purchase and Sale Agreement (“PSA”) with OK Biltong Facility, LLC (“Buyer”), an entity controlled by a related party investor, pursuant to which the parties agreed to consummate a sale and leaseback transaction (the “Sale and Leaseback Transaction”). Under the terms of the PSA, the Company agreed to sell its manufacturing facility and the surrounding property in Madill, Oklahoma (the “Real Property”). The Sale and Leaseback Transaction was consummated on June 4, 2021 for a total purchase price of $7,500 thousand. The consummation of the Sale and Leaseback Transaction provided the Company with net proceeds (after transaction related costs) of approximately $7,343 thousand. The net proceeds were used to pay down third-party debt and for general corporate purposes.

In connection with the consummation of the Sale and Leaseback Transaction, the Company entered into a lease agreement (the “Lease Agreement”) with Buyer pursuant to which the Company leased back the Real Property from Buyer for an initial term of twelve (12) years unless earlier terminated or extended in accordance with the terms of the Lease Agreement. Under the Lease Agreement, the Company’s financial obligations include base rent of approximately $60,000 per month, which rent will increase on an annual basis at two percent (2%) over the initial term and two-and-a-half percent (2.5%) during any extension term. The Company is also responsible for all monthly expenses related to the leased facility, including insurance premiums, taxes and other expenses, such as utilities. Under the Lease Agreement, the Company has three (3) options to extend the term of the lease by five (5) years for each such option and a one-time right and option to purchase the Real Property at a price that escalates over time and, if Buyer decides to sell the Real Property, the Company has a right of first refusal to purchase the Real Property on the same terms offered to any third party.

Management determined that the sale and leaseback transaction contained continuing involvement and thus used the financing method consistent with ASC 840-40 and ASC 320-20 to account for the transactions. Accordingly, a financing obligation related to the operating lease in the amount of the sale price ($7,500 thousand) has been booked and the corresponding assets on the balance sheet are maintained. Under the finance method, rental payments are applied as amortization and/or interest expense on the financing obligation as appropriate using an assumed interest rate.

11 COMMITMENTS AND CONTINGENCIES

Litigation

The Company may be a party to routine claims brought against it in the ordinary course of business. After consulting with legal counsel, the Company does not believe that the outcome of any such pending or threatened litigation will have a material adverse effect on its financial condition or results of operations. However, as is inherent in legal proceedings, there is a risk that an unpredictable decision adverse to the Company could be reached. The Company records legal costs associated with loss contingencies as incurred. Settlements are accrued when, and if, they become probable and estimable. A former employee has asserted that the company owes in the excess of $1 million in unpaid commissions, unreimbursed expenses, and is disputing the value of their class B profits interest that the Company repurchased upon his resignation from the business. The Company is disputing the former employee’s claims and believes they are without merit and intends to vigorously defend itself against the foregoing complaints. It is management’s opinion in consultation with legal counsel that in the unlikely event of an unfavorable outcome, given the early state of the litigation or discovery, it is not possible to estimate the amount or range of possible outcomes that might result from this matter.

STRYVE FOODS, LLC
Notes to Condensed Consolidated Financial Statements (Unaudited)

Operating Leases

The Company holds various lease agreements for office and warehouse spaces for the three months ended June 30, 2021. As of June 30, 2021, the Company only held leases in Texas and Massachusetts.

Rent expense under the leases was $105,648 for the three months ended June 30, 2021. Rent expense includes month-to-month rental payments for facilities preceding the commencement of the lease agreement.

Future minimum payments required under the lease agreement are as follows as of December 31:

For the remainder of 2021	$166,537
2022	$236,439
2023	$242,830
2024	$249,278
2025	$116,309
$1,011,393

12 MEMBERS’ EQUITY

The Company is authorized to issue three types of membership interests (“Members”): Preferred Units (“Preferred”), Class A Units (“Class A”), and Class B Profits Units (“Class B”). In accordance with the LLC Agreement, profits and losses are allocated amongst the Members based on the agreed upon provisions and distributions shall be allocated in accordance with the LLC Agreement. The Company has a Board of Managers who are appointed by the Preferred Unit and Class A Unit holders.

Preferred Units

The Company has three series of preferred units (“Series 1” “Series 2” “Series 3”). Series 1 and Series 2 Preferred Units receive priority in the event of a capital transaction. Distributions, if any, are to be made to Series 1 and Series 2 Preferred Members equal to their unreturned capital contribution in accordance with the LLC Agreement. The Preferred Units earn a cumulative preferred return on their unreturned capital contribution at an annual rate of 8%, compounded quarterly. The cumulative unpaid preferred return was $4,693,110 as of June 30, 2021. As of June 30, 2021, there were 182,500 Series 1 and Series 2 Preferred Units issued and outstanding. Series 3 Preferred units do not receive preferred dividends but have the option to forego common pro rata distributions of the Company and instead elect to receive a senior liquidation preference that is capped at the lesser of (a) a 1.75x MOI or (b) a 30% IRR. As of June 30, 2021, there was 89,081 Series 3 Preferred Units outstanding.

Class A Units

As of June 30, 2021, there were 221,809 Class A units issued and outstanding. The Class A Members are entitled to a return of invested capital as well as pro rata participation in the common distributions of the Company subject to the distribution waterfall of the Company. Additionally, the Class A Members are eligible to receive additional participation in the common distributions of the Company based on the achievement of certain return thresholds experienced by the Series 1 and Series 2 Preferred Members. This additional participation only dilutes the Series 1 and Series 2 Preferred Members above that return threshold.

STRYVE FOODS, LLC
Notes to Condensed Consolidated Financial Statements (Unaudited)

Class B Units

Class B units represent a profits interest in the Company such that the member will not be allocated any portion of the Company’s pre-issuance value. These Class B units vest in accordance with their respective Restricted Units Grant Agreement and can only receive distributions upon satisfaction of the stated Distribution Threshold. Management does not have any certainty these thresholds will be met and cannot estimate the likelihood of occurrence. Management has determined the fair market value of the Class B units at the grant date to be minimal since the likelihood to reach such threshold as remote, resulting in no compensation expense. The Company has granted 0 Class B units through the quarter ended June 30, 2021. Forfeitures of unvested units totaled 5,431 in the year ended December 31, 2020. As of June 30, 2021, there were 26,208 Class B units outstanding and all outstanding Class B units, which were subject to vesting, vested in full in connection with the Business Combination.

Liquidation

Upon liquidation of the Company, excess assets will first be distributed to creditors. For any remaining amounts of undistributed proceeds, the amount will be distributed to the Members in accordance with the LLC Agreement.

13 SUBSEQUENT EVENTS

In accordance with ASC 855, Subsequent Events, the Company evaluated all material events or transactions that occurred after June 30, 2021, the date these consolidated financial statements were available to be issued, and determined there were no events or transactions which would impact the consolidated financial statements for the six months ended June 30, 2021, other than the below:

Effective July 20, 2021, the Closing of the Business Combination occurred.

Pursuant to the Closing, the $42,500,000 of subscription agreements were funded and the Bridge Notes were retired in exchange for Class A common stock of the public company. The Convertible Notes were amended by the Company and a majority of the noteholders of the Convertible Note to allow for a conversion into the Series 3 preferred security of the Company. Pursuant to the Closing, the Company also received approximately $5.7 million in proceeds from Andina’s trust.

All existing notes with Van Maren, Montgomery Capital, CVI, Lee Dunlap and ICBT were settled with proceeds from the funding in the days following the Closing. Amounts settled included accrued interest and were as follows:

	Principal	Accrued Interest	Total payoff

Van Maren	$4,610,000	$158,343	$4,768,343
Montgomery Capital	$2,900,000	$25,531	$2,925,531
CVI	$2,300,000	$13,800	$2,313,800
Lee Dunlap	$237,500	$31,699	$269,199
ICBT	$833,333	$-	$833,333

Total	$10,880,833	$229,373	$11,110,206

EXHIBIT 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provides information that our management believes is relevant to an assessment and understanding of our results of operations and financial condition. This discussion and analysis should be read together with the unaudited financial statements and related notes and our pro forma financial information included in this Current Report on Form 8-K/A. In addition to historical financial information, this discussion and analysis contains forward-looking statements based upon current expectations that involve risks, uncertainties and assumptions. Actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” in our filings with the Securities and Exchange Commission. Unless the context otherwise requires, references in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to “we”, “us”, “our”, the “Company” and “Stryve” are intended to mean the business and operations of Stryve Foods, LLC and its consolidated subsidiaries prior to the completed business combination with Stryve Foods, Inc. (f/k/a Andina Acquisition Corp. III) completed on July 20, 2021 (the “Business Combination”).

Overview

Stryve is an emerging healthy snacking company which manufactures, markets and sells highly differentiated healthy snacking products that Stryve believes can disrupt traditional snacking categories. Stryve’s mission is “to help Americans snack better and live happier, better lives.” Stryve offers convenient snacks that are lower in sugar and carbohydrates and higher in protein than other snacks. Stryve offers all-natural, delicious snacks which it believes are nutritious and offer consumers a convenient healthy snacking option for their on-the-go lives.

Stryve’s current product portfolio consists primarily of air-dried meat snack products marketed under the Stryve®, Kalahari® Braaitime® and Vacadillos® brand names. Biltong is a process for preserving meat through air drying that originated centuries ago in South Africa. Unlike beef jerky, Stryve’s all-natural air-dried meat snack products are made of beef and spices, are never cooked, contain zero grams of sugar, and are free of monosodium glutamate (MSG), gluten, nitrates, nitrites, and preservatives. As a result, Stryve’s products are Keto and Paelo diet friendly. Further, based on protein density and sugar content, Stryve believes that its air-dried meat snack products are some of the healthiest shelf-stable snacks available today.

Stryve distributes its products in major retail channels, primarily in North America, including grocery, club stores and other retail outlets, as well as directly to consumers through its e-commerce websites which officially launched in 2020, as well as direct to consumer through the Amazon platform.

Stryve believes increased consumer focus in the U.S. on health and wellness will continue to drive growth of the healthy snacking category and increase demand for Stryve’s products. Stryve has shown strong sales growth since its inception in 2017. Stryve has made substantial investments since its inception in product development, establishing its manufacturing facility, and building its marketing, sales and operations infrastructure to grow its business. As a result, Stryve has reported net losses since its inception. Stryve intends to continue to invest in product innovation, improving its supply chain, enhancing its manufacturing capabilities, and expanding its marketing and sales initiatives to drive continued growth. Additionally, moving forward management anticipates additional expenses not previously experienced related to internal controls, regulatory compliance, and other expenses relating to its go-forward operations as a public company.

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COVID-19

The COVID-19 pandemic has presented certain challenges and opportunities for the Company. The unpredictable nature of the COVID-19 pandemic, with the uncertainty around vaccination, economic recovery, and customer demand within retailer distribution centers affected some retail partners’ willingness to reset distribution and bring on new products. As distribution resets are an important way for Stryve to secure new retail distribution for its products, this dynamic delayed Stryve’s entry into many retail locations. Additionally, COVID-19 created certain operational complexities that Stryve’s management sought to overcome by seeking to optimize its supply chain, and implementing safety measures including social distancing, mask requirements, and increased sanitation at its facilities. Largely, Stryve was successful at avoiding a disruption to its supply chain and operations through these measures and was able to maintain continuity of supply for its customers. Further, the Company positioned itself well with its robust DTC e-commerce strategy to drive continued growth despite the delays in retail distribution. Management anticipates that while there is still risk that certain retailers’ distribution rests may be affected by the pandemic that many of them will be conducting resets in 2021 as scheduled.

Results of Operations –Three Months Ended June 30, 2021 Compared to Three Months Ended June 30, 2020

The following table sets forth selected items in our consolidated financial data in dollar amounts and as a percentage of net sales for the three months ended June 30, 2021 compared to the three months ended June 30, 2020.

	Three Months Ended		Three Months Ended
	June 30, 2021		June 30, 2020
	(unaudited)		(unaudited)
(In thousands)		% of sales		% of sales
Net sales	$7,351	100.0%	$4,279	100.0%
Cost of goods sold	$3,770	51.3%	$2,837	66.3%
Gross profit	$3,581	48.7%	$1,442	33.7%

Operating Expenses
Selling and marketing expense	$4,270	58.1%	$2,284	53.4%
General and administrative expense	1,323	18.0%	310	7.2%
Operations expense	970	13.2%	587	13.7%
Salaries and wages	1,602	21.8%	1,489	34.8%
Depreciation and amortization expense	397	5.4%	377	8.8%
Gain on disposal of fixed assets	(10)	-0.1%	-	0.0%
Total operating expenses	8,552	116.3%	5,048	118.0%
Income from operations	(4,971)	-67.6%	(3,606)	-84.3%

Other income (expense):
Interest expense	(1,147)	-15.6%	(850)	-19.9%
Other income (expense)	558	7.6%	-	0.0%
Other income (expense) before income taxes	(589)	-8.0%	(850)	-19.9%
Net Loss	$(5,560)	-75.6%	$(4,456)	-104.1%

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Net sales. Net sales increased by $3.1 million from $4.3 million during the three-month period ended June 30, 2020 to $7.4 million during the three-month period ended June 30, 2021 representing growth of 71.8% for the comparable periods. The primary drivers of the increase in net sales are the continued strength of Stryve’s DTC e-commerce sales platform, increased sales of Stryve’s products to existing wholesale and private label accounts, and net new sales related to additional distribution secured by Stryve in 2021 at a number of key retailers. Stryve drove growth through its targeted DTC e-commerce initiative, which generated $2.9 million in net sales in the second quarter of 2021 compared to $1.9 million in the second quarter of 2020. Net sales to wholesale customers increased to $3.4 million in the second quarter of 2021 compared to $2.1 million in the second quarter of 2020. Stryve added approximately 4,000 new doors of distribution in the second quarter of 2021, which contributed to its growth. Key retailers who began carrying Stryve’s products include Target, Wawa, and Dollar General. Management believes that outside of the new distribution, the growth in the wholesale channel is, in part, attributable to increased sell-through velocities of its products at retailers supported by increased foot traffic in retail stores following an easing of pandemic related restrictions and associated consumer behavior. The following table shows the net sales of the Company disaggregated by channel for the three months ended June 30, 2021 and 2020.

	Three Month Period Ended		Three Month Period Ended
	June 30, 2021		June 30, 2020
	(unaudited)		(unaudited)
(In thousands)		% of sales		% of sales
e-Commerce	$2,856	38.9%	$1,847	43.2%
Wholesale	$3,353	45.6%	$2,133	49.8%
Private Label	$1,142	15.5%	$299	7.0%
Net Sales	$7,351	100.0%	$4,279	100.0%

Cost of Goods Sold. Cost of goods sold increased by approximately $1.0 million from $2.8 million in the second quarter of 2020 to $3.8 million in the second quarter of 2021, which was driven primarily by increased sales volume. Additionally, Management completed a review of Stryve’s standard costs, which resulted in a positive adjustment of $0.3 million to inventory on hand at the end of the second quarter of 2021. The positive adjustment of $0.3 million to inventory on hand in turn reduced cost of goods sold by an equal amount for the period. Management anticipates that the resulting increased inventory values will flow through cost of goods sold in future periods and will likely offset this reduction to cost of goods sold attributable to this adjustment on a full-year basis.

Gross Profit. Gross profit increased $2.2 million (approximately 150%) from $1.4 million in the second quarter of 2020 to $3.6 million in the second quarter of 2021. As a percent of net sales, gross profit was 48.7% in the second quarter of 2021, which represents an improvement from 33.7% in the second quarter of 2020. A few primary factors contribute to this improvement in profitability:

●	As described above, overall Net Sales increased by $3.1 million in the second quarter of 2021 compared to the same period in 2020 while Cost of Goods Sold only increased by approximately $1.0 million over the same time period.

●	Stryve’s early investment in its production facility and automation provide it with excess capacity relative to its production volume in both periods. As a result, the Company was able to absorb the increasing net sales without having to materially increase its costs related to overhead and labor.

●	The completion of Management’s standard cost review and the resulting adjustments (as described above) have contributed to an increase in gross profit for the period.

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●	In the first quarter of 2021, Stryve added certain capabilities to its manufacturing process allowing it to prepare its raw meat inputs exactly to Stryve’s specifications for production. This enabled Stryve to purchase the same cuts and quality of meat for a significantly reduced cost versus paying a premium to its meat suppliers to prepare the meat to Stryve’s specification prior to delivery. Additionally, in the first quarter of 2021, Stryve made certain changes to the order of its manufacturing process which resulted in enhanced production yields. Processing inputs in a more cost-effective manner as well as increasing production yields in the first quarter of 2021 led to improvements in gross profit as a percentage of net sales in the second quarter despite overall commodity price pressure.

●	Stryve’s mix of business shifted from the second quarter of 2020 with the most recent quarter experiencing a greater emphasis on DTC e-commerce sales, which is consistent with Stryve’s growth plans. Selling directly to consumers provides a more attractive margin profile versus selling through wholesale distribution.

Operating Expenses.

●	Selling, and marketing expenses. Selling and marketing expenses increased by $2.0 million from $2.3 million in the second quarter of 2020 to $4.3 million in the second quarter of 2021. Stryve increased its spend with respect to its marketing efforts including digital media, advertising, and paid search by approximately $1.6 million in the second quarter of 2021 compared to the same period in 2020 in line with its growth plans. Additionally, as a result of increased DTC sales in the second quarter of 2021, Stryve’s expenses related to online platform and merchant fees increased by approximately $0.3 million relative to the comparable period in 2020.

●	Operations expenses. Operations expenses increased by $0.4 million from the second quarter of 2020 as compared to the second quarter of 2021. The ramp-up of Stryve’s DTC web fulfillment operation contributed primarily to an increase in freight-out expense by approximately $0.3 million in the second quarter of 2021 compared to the second quarter of 2020. Stryve anticipates that these DTC web fulfillment expenses will proportionally track the activity of Stryve’s owned DTC website sales. Additionally, expenses related to supplies, maintenance, and equipment increased from the second quarter of 2020 compared to the second quarter of 2021 by $0.1 million due to increased overall volumes.

●	General and administrative expenses. General and administrative expenses increased $1.0 million from the second quarter of 2020 compared to the second quarter of 2021, increasing from $0.3 million to $1.3 million. This increase in large part is driven by a significant increase in professional service, consulting, and legal expenses related to the Company’s Business Combination which were $0.8 million in the second quarter of 2021 compared to less than $0.1 million in the second quarter of 2020. While management anticipates that Stryve will have increased professional services expenses by virtue of being a public company moving forward relative to 2020, management also believes that the expenses incurred in connection with the Business Combination during the three-months ended June 30, 2021 may not be indicative of such costs moving forward and expects to establish a normalized level following the closing of the Business Combination.

●	Salaries and wages. Salaries and wages increased $0.1 million from the second quarter of 2020 compared to the second quarter of 2021, increasing from $1.5 million to $1.6 million. This increase in salaries and wages is largely attributable to the addition of certain roles in support of Stryve’s ongoing SEC reporting and public company compliance efforts. Stryve’s management anticipates some growth in administrative headcount to accommodate the increased reporting and compliance burden of being a public company going forward.

●	Depreciation and amortization. Depreciation and amortization increased less than $0.1 million from the second quarter of 2020 compared to the second quarter of 2021 and is primarily attributable to the timing of capital expenditures and dispositions of assets.

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Operating Loss. Operating loss increased by $1.4 million from ($3.6) million in the second quarter of 2020 to ($4.9) million in the second quarter of 2021 and is primarily attributable to the Company’s increase in professional service, consulting, and legal expenses related to the Company’s Business Combination paired with increased selling and marketing expenses as well as increased operations expense, all of which is partially offset by growth in net sales and gross profit.

Interest Expense. Interest expense increased by $0.3 million from $(0.9) million in the second quarter of 2020 to $(1.2) million in the second quarter of 2021. The Company raised additional debt capital to support the continued growth of the business and to support operations throughout 2020 and during the six months ended June 30, 2021. Management expects interest expense in the periods following the Business Combination to be materially lower as a result of Stryve having paid off a meaningful portion of its overall indebtedness shortly after the closing.

Net Loss. Net loss increased $1.1 million from $(4.5) million in second quarter of 2020 to $(5.6) million in the second quarter of 2021 and is primarily attributable to the Company’s increase in professional service, consulting, and legal expenses related to the Company’s Business Combination paired with increased selling and marketing expenses as well as increased operations expense, all of which is partially offset by growth in net sales and gross profit. Additionally, in June of 2021, the Company paid off certain indebtedness owed to the sellers of the Kalahari Brand. The terms of that note contained a provision that incentivized the Company to pay off the balance prior to June 30, 2021 in exchange for a discount to the principal balance owed. As a result, Stryve recognized a gain on the extinguishment of the note in the amount of $0.6 million.

Results of Operations –Six Months Ended June 30, 2021 Compared to Six Months Ended June 30, 2020

The following table sets forth selected items in our consolidated financial data in dollar amounts and as a percentage of net sales for the six months ended June 30, 2021 compared to the six months ended June 30, 2020.

	Six Months Ended		Six Months Ended
	June 30, 2021		June 30, 2020
	(unaudited)		(unaudited)
(In thousands)		% of sales		% of sales
Net sales	$14,186	100.0%	$8,585	100.0%
Cost of goods sold	$7,927	55.9%	$5,520	64.3%
Gross profit	$6,259	44.1%	$3,065	35.7%

Operating Expenses
Selling and marketing expense	$8,118	57.2%	$4,648	54.1%
General and administrative expense	3,928	27.7%	580	6.8%
Operations expense	2,030	14.3%	974	11.3%
Salaries and wages	3,003	21.2%	3,396	39.6%
Depreciation and amortization expense	792	5.6%	647	7.5%
Gain on disposal of fixed assets	(9)	-0.1%	0	0.0%
Total operating expenses	17,862	125.9%	10,245	119.3%
Income from operations	(11,603)	-81.8%	(7,180)	-83.6%

Other income (expense):
Interest expense	(1,957)	-13.8%	(1,502)	-17.5%
Other income (expense)	2,239	15.8%	-	0.0%
Other income (expense) before income taxes	282	2.0%	(1,502)	-17.5%
Net Loss	$(11,321)	-79.8%	$(8,682)	-101.1%

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Net sales. Net sales increased by $5.6 million from $8.6 million in the first half of 2020 to $14.2 million in the first half of 2021, representing 65% year-over-year growth for the comparable periods. The primary drivers of the increase in net sales are the launch of a DTC e-commerce sales platform, increased sales of Stryve’s products to wholesale and private label accounts (which were on-boarded throughout 2020), and net new sales related to additional distribution secured by Stryve in 2021 at a number of key retailers. Stryve drove growth through its targeted DTC e-commerce initiative, which generated $5.8 million in net sales in the first half of 2021 compared to $2.5 million in first half of 2020. Net sales to wholesale customers increased to $6.0 million in the first half of 2021 compared to $4.7 million in the first half of 2020. Additionally, Stryve added approximately 4,000 new doors of distribution in the second quarter of 2021, which contributed to its growth. Key retailers who began carrying Stryve’s products include Target, Wawa, and Dollar General. Management believes that outside of the new distribution, the growth in the wholesale channel is, in part, attributable to increased sell-through velocities of its products at retailers supported by increased foot traffic in retail stores following an easing of pandemic related restrictions and associated consumer behavior. The following table shows the net sales of the Company disaggregated by channel for the three months ended June 30, 2021 and 2020.

	Six Month Period Ended		Six Month Period Ended
	June 30, 2021		June 30, 2020
	(unaudited)		(unaudited)
(In thousands)		% of sales		% of sales
e-Commerce	$5,803	40.9%	$2,455	28.6%
Wholesale	$6,014	42.4%	$4,656	54.2%
Private Label	$2,369	16.7%	$1,474	17.2%
Net Sales	$14,186	100.0%	$8,585	100.0%

Cost of Goods Sold. Cost of goods sold increased by $2.4 million from $5.5 million in the first half of 2020 to $7.9 million in the first half of 2021, which was primarily driven by increased sales volume. Additionally, Management completed a review of Stryve’s standard costs, which resulted in a positive adjustment of $0.3 million to inventory on hand at the end of the second quarter of 2021. The positive adjustment of $0.3 million to inventory on hand in turn reduced cost of goods sold by an equal amount for the period. Management anticipates that the resulting increased inventory values will flow through cost of goods sold in future periods and will likely offset this reduction to cost of goods sold attributable to this adjustment on a full-year basis.

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Gross Profit. Gross profit increased $3.2 million (approximately 104%) from $3.1 million in the first half of 2020 to $6.3 million in the first half of 2021. As a percent of net sales, gross profit for the first half of 2021 was 44.1% which represents a significant improvement from 35.7% in the first half of 2020. A few primary factors contribute to this improvement in profitability:

●	As described above, overall Net Sales increased by $5.6 million in the first half of 2021 compared to the same period in 2020 while Cost of Goods Sold only increased by approximately $2.4 million over the same time period.

●	Stryve’s early investment in its production facility and automation provide it with excess capacity relative to its production volume in both periods. As a result, the Company was able to absorb the increasing net sales without having to materially increase its costs related to overhead and labor.

●	The completion of Management’s standard cost review and the resulting adjustments (as described above) have contributed to an increase in gross profit for the period.

●	In the first quarter of 2021, Stryve added certain capabilities to its manufacturing process allowing it to prepare its raw meat inputs exactly to Stryve’s specifications for production. This enabled Stryve to purchase the same cuts and quality of meat for a significantly reduced cost versus paying a premium to its meat suppliers to prepare the meat to Stryve’s specification prior to delivery. Additionally in the first quarter of 2021, Stryve made certain changes to the order of its manufacturing process which resulted in enhanced production yields. Processing inputs in a more cost-effective manner as well as increasing production yields in the first quarter of 2021 led to improvements in gross profit as a percentage of net sales in the second quarter despite overall commodity price pressure.

●	Stryve’s mix of business shifted from the first half of 2020 with the first half of 2021 experiencing a greater emphasis on DTC e-commerce sales, which is consistent with Stryve’s growth plans. Selling directly to consumers provides a more attractive margin profile versus selling through wholesale distribution.

Operating Expenses.

●	Selling, and marketing expenses. Selling and marketing expenses increased by $3.5 million from approximately $4.6 million in the first half of 2020 to $8.1 million in the first half of 2021. Stryve increased its spend with respect to its marketing efforts including digital media, advertising, and paid search by approximately $3.1 million in the first half of 2021 compared to the same period in 2020 in line with its growth plans. Additionally, as a result of increased DTC sales in the first half of 2021, Stryve’s expenses related to online platform and merchant fees increased by approximately $0.5 million relative to the comparable period in 2020.

●	Operations expenses. Operations expenses increased by $1.1 million from the first half of 2020 as compared to the first half of 2021. The ramp-up of Stryve’s DTC web fulfillment operation contributed primarily to an increase in freight-out expense by approximately $0.7 million in the first half of 2021 compared to the first half of 2020. Stryve anticipates that these DTC web fulfillment expenses will proportionally track the activity of Stryve’s owned DTC website sales. Additionally, Expenses related to supplies, maintenance, and equipment increased from the first half of 2020 compared to the first half of 2021 by $0.1 million due to increased overall volumes.

●	General and administrative expenses. General and administrative expenses increased $3.4 million from the first half of 2020 compared to the first half of 2021. This increase in large part is driven by a significant increase in professional service, consulting, and legal expenses related to the Company’s Business Combination which were $2.8 million in the first half of 2021 compared to $0.1 million in the first half of 2020. While management anticipates that Stryve will have increased professional services expenses by virtue of being a public company moving forward relative to 2020, management also believes that the expenses incurred in connection with the Business Combination during the six-months ended June 30, 2021 may not be indicative of such costs moving forward and expects to establish a normalized level following the closing of the Business Combination.

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●	Salaries and wages. Salaries and wages decreased $0.4 million from the first half of 2020 compared to the first half of 2021, decreasing from $3.4 million to $3.0 million. This decrease in salaries and wages is largely attributable to the reduction in the Company’s nationwide field marketing staff in early 2020. For most of 2019, the field marketing program was the Company’s primary marketing initiative which was effective at driving consumer trial through in-store sampling events. However, Stryve’s management made the strategic decision in late 2019 to begin transitioning away from the labor-intensive field marketing program in favor of a more scalable data-driven digital marketing approach. The overall decrease in salaries and wages related to the reduction of field marketing was partially offset by the addition of certain roles in support of Stryve’s ongoing SEC reporting and public company compliance efforts in the first half of 2021. Stryve’s management anticipates some growth in administrative headcount to accommodate the increased reporting and compliance burden of being a public company going forward.

●	Depreciation and amortization. Depreciation and amortization increased $0.1 million from the first half of 2020 compared to the first half of 2021 and is primarily attributable to the timing of capital expenditures and dispositions of assets.

Operating Loss. Operating loss increased by $4.4 million from ($7.2) million in the first half of 2020 to ($11.6) million in the first half of 2021 and is primarily attributable to the Company’s increase in professional service, consulting, and legal expenses related to the Company’s Business Combination paired with increased selling and marketing expenses as well as increased operations expense, all of which is partially offset by growth in net sales and gross profit.

Interest Expense. Interest expense increased by $0.5 million from $(1.5) million in the first half of 2020 to $(2.0) million in the first half of 2021. The Company raised additional debt capital to support the continued growth of the business and to support operations throughout 2020 and during the six months ended June 30, 2021.

Net Loss. Net loss increased $2.6 million from $(8.7) million in first half of 2020 to $(11.3) million in the first half of 2021 and is primarily attributable to the Company’s increase in professional service, consulting, and legal expenses related to the Company’s Business Combination paired with increased selling and marketing expenses as well as increased operations expense, all of which is partially offset by growth in net sales and gross profit. Additionally, in January of 2021, the Company secured full forgiveness of its $1.7 million Paycheck Protection Loan (“PPP Loan”). The PPP Loan forgiveness was booked as other income in the amount of $1.7 million in first quarter of 2021. Also, in June of 2021, the Company paid-off certain indebtedness owed to the sellers of the Kalahari Brand. The terms of that note contained a provision that incentivized the Company to pay off the balance prior to June 30, 2021 in exchange for a discount to the principal balance owed. As a result, Stryve recognized a gain on the extinguishment of the note in the amount of $0.6 million.

Non-GAAP Financial Measures

We use non-GAAP financial information and believe it is useful to investors as it provides additional information to facilitate comparisons of historical operating results, identify trends in operating results, and provide additional insight on how the management team evaluates the business. Our management team uses EBITDA to make operating and strategic decisions, evaluate performance and comply with indebtedness related reporting requirements. Below are details on this non-GAAP measure and the non-GAAP adjustments that the management team makes in the definition of EBITDA. We believe this non-GAAP measure should be considered along with net income (loss), the most closely related GAAP financial measure. Reconciliations between EBITDA and net income are below, and discussion regarding underlying GAAP results throughout this Management’s Discussion and Analysis of Financial Condition and Results of Operations. The presentation of non-GAAP financial information should not be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP.

EBITDA. Stryve defines EBITDA as net income (loss) before interest expense, income tax expense (benefit), and depreciation and amortization.

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The table below provides a reconciliation of EBITDA to its most directly comparable GAAP measure, which is net income (loss), for the three months ended June 30, 2021 and 2020 and the six months ended June 30, 2021 and 2020.

	Three Month Period Ended	Three Month Period Ended	Six Month Period Ended	Six Month Period Ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
(In thousands)
Net income (loss)	$(5,561)	$(4,455)	$(11,322)	$(8,683)
Interest expense	1,147	850	1,957	1,502
Income tax expense (benefit)	-	-	-	-
Depreciation and amortization	397	377	792	647
EBITDA	$(4,017)	$(3,228)	$(8,573)	$(6,534)

EBITDA. Stryve achieved EBITDA of ($4.0) million in the second quarter of 2021 compared to $(3.2) million in the second quarter of 2020 and, with respect to the six-month periods ended June 30, 2021 and 2020, EBITDA decreased by $2.0 million. Both periods in 2021 were each negatively influenced by certain non-recurring expenses primarily related to the Business Combination and related transaction. The presentation of non-GAAP financial information should not be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP.

Liquidity and Capital Resources

Overview. Stryve has historically funded its operations with cash flow from operations, equity capital raises, and note payable agreements from shareholders and private investors, in addition to bank loans. Stryve’s principal uses of cash have been debt service, capital expenditures and working capital, and funding operations. For the six months ended June 30, 2021, the Company has incurred a net operating loss of $11.3 million and used cash in its operations of $15.4 million. As of June 30, 2021 and 2020, the Company had a working capital deficit of $31.7 million and $11.5 million, respectively. The working capital deficit is driven in large part by the effect of a bridge notes financing and the effect of certain debt that was previously classified as long-term debt moving to the current portion of long-term debt.

On May 26, 2021, the Company entered into a Purchase and Sale Agreement (“PSA”) with OK Biltong Facility, LLC (“Buyer”), an entity controlled by a related party investor, pursuant to which the parties agreed to consummate a sale and leaseback transaction (the “Sale and Leaseback Transaction”). Under the terms of the PSA, the Company agreed to sell its manufacturing facility and the surrounding property in Madill, Oklahoma (the “Real Property”). The Sale and Leaseback Transaction was consummated on June 4, 2021 for a total purchase price of $7.5 million. The consummation of the Sale and Leaseback Transaction provided the Company with net proceeds (after transaction related costs) of approximately $7.3 million. The net proceeds were used for general corporate purposes and to retire the following debt facilities (as defined in Note 9 to Stryve’s financial statements included in this Current Report on Form 8-K/A): the Mortgage, the Lender Agreement, and the Lender Agreement 2 for an aggregate amount of $6.5 million.

On May 24, 2021, Stryve entered into a note purchase agreement with an accredited investor whereby Stryve sold an unsecured promissory note in the principal amount of $2.3 million having a 15% original issue discount to the purchase price, resulting in net proceeds of $2.0 million. The promissory note accrues interest at a rate of 18% per annum starting on the 45th day following the issuance of the note and all principal and accrued interest is due at maturity. The promissory note matures on the 45th day following the issuance of the note, subject to extension upon prior written notice by Stryve to the noteholder at the earlier of (i) the Closing of the transactions contemplated by the Business Combination Agreement and (ii) the 90th day following the issuance of the note. This note was paid off in connection with the consummation of the Business Combination.

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On June 30, 2021, the Company entered into a note payable agreement (“ICBT Agreement”) with ICBT Holdings, Ltd. for the principal amount of up to $1.7 million at a 10% discount, bearing interest at 10% per annum, with all principal and accrued interest thereon due and payable at maturity of June 30, 2024. Of the $1.7 limit, $0.8 million of principal had been drawn from the lender as of June 30, 2021. This note was paid off in connection with the consummation of the Business Combination.

On June 30, 2021, the Company entered into a note payable agreement (“MCA #4 Agreement”) with Montgomery Capital Partners IV, LP. for the principal amount of up to $2.9 million, bearing interest at 16% per annum, with all principal and accrued interest thereon due and payable at maturity of June 30, 2022. This note was paid off in connection with the consummation of the Business Combination.

In connection with the consummation of the Business Combination, on July 20, 2021, the Company raised proceeds of $37.9 million (net of Andina’s transaction costs and expenses). Following the Closing of the transactions contemplated by the Business Combination Agreement, Stryve retired the following debt facilities (as defined in Note 9 to Stryve’s financial statements included in this Current Report on Form 8-K/A): the Promissory Note, the VM Agreement 2, the CVI Agreement, the ICBT Agreement, and the MCA #4 Agreement for an aggregate amount of approximately $11.1 million including principal and interest. The Company believes the cash proceeds from the Business Combination net of the $11.1 million of debt reduction will be sufficient to fund the Company’s cash requirements for at least twelve months.

	Principal	Accrued Interest	Total payoff

VM Agreement 2	$4,610,000	$158,343	$4,768,343
MCA #4 Agreement	$2,900,000	$25,531	$2,925,531
CVI Agreement	$2,300,000	$13,800	$2,313,800
Promissory Note	$237,500	$31,699	$269,199
ICBT Agreement	$833,333	$-	$833,333

Total	$10,880,833	$229,373	$11,110,206

Cash Flows. The following tables show summary cash flows information for the six months ended June 30, 2021 and 2020.

	Six Month Period Ended	Six Month Period Ended
	June 30, 2021	June 30, 2020
	(unaudited)	(unaudited)
(In thousands)
Net cash provided by (used in) operating activities	$(15,443)	$(8,389)
Net cash provided by (used in) investing activities	(175)	(861)
Net cash provided by (used in) financing activities	16,227	10,271
Net increase (decrease) in cash and cash equivalents	$609	$1,021

Net Cash provided by (used in) Operating Activities. Net cash used in operating activities increased $7.0 million from $(8.4) million in the first half of 2020 compared to $(15.4) million in the first half of 2021. This increase is primarily attributable to the $2.6 million increase in net loss in the first half of 2021 as compared to the first half of 2020 as well as a $3.1 million increase in working capital accounts excluding current portion of long-term debt as well as $2.3 million in non-cash activity relating to the PPP Loan forgiveness and a gain on extinguishment of certain debt.

Net Cash provided by (used in) Investing Activities. Net cash used in investing activities decreased from $(0.8) million in the first half of 2020 to $(0.1) million in the first half of 2021, representing a $0.7 million decrease over the same period year over year. The decrease in the first quarter of 2021 is related to the timing of ordinary course capital expenditures in support of the Company’s manufacturing facility.

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Net Cash provided by (used in) Financing Activities. Net cash provided by operating activities generated $6.0 million more cash for the Company in the first half of 2021 compared to the first half of 2020. In the first half of 2020, the Company generated cash from financing activities of $10.2 million from a combination the issuance of convertible notes, short-term borrowings, and repayment of debt. In the first half of 2021, the Company generated cash from financing activities of $16.2 million from a combination of the issuance of the Bridge Notes, additional short-term borrowings, and repayment of debt.

Debt and credit facilities. The information below represents an overview of the Company’s debt and credit facilities. Following the Closing of the transactions contemplated by the Business Combination Agreement, the Company expects to refinance all of its debt and debt facilities which are described in Note 9 to Stryve’s financial statements included in this Current Report on Form 8-K/A.

The Company’s outstanding indebtedness as of June 30, 2021 and December 31, 2020 is as follows:

	As of June 30,	As of December 31,
	2021	2020
Long term debt	$1,864	$5,678
Short term debt	17,049	7,746
Related party notes payable	6,400	3,001
Convertible notes, net of subscriptions to members of the Company (Note 9)	8,254	8,254
Payroll protection loan	-	1,670
Other notes payable	-	212
Line of credit (Note 8)	3,500	3,500
Total notes payable	37,067	30,061
Less: current portion	(31,863)	(22,650)
Less: line of credit	(3,500)	(3,500)
Notes payable, net of current portion	1,704	3,911
Deferred financing fees	(264)	(37)
Total notes payable, net	$1,440	$3,874

Future minimum principal payments on the notes payable as of June 30, 2021, are as follows for the years ending December 31:

2021 (six months) (*)	$31,844,614
2022	3,507,115
2023	812,652
2024	895,146
2025	7,796
$37,067,323

(*)	includes the debt prepaid as of the date of this filing

Following the Closing of the transactions contemplated by the Business Combination Agreement, Stryve retired the following debt facilities (as defined in Note 9 to Stryve’s financial statements included in this Current Report on Form 8-K/A): the Promissory Note, the VM Agreement 2, the CVI Agreement, the ICBT Agreement, and the MCA #4 Agreement for an aggregate amount of approximately $11.1 million including principal and interest.

	Principal	Accrued Interest	Total payoff

VM Agreement 2	$4,610,000	$158,343	$4,768,343
MCA #4 Agreement	$2,900,000	$25,531	$2,925,531
CVI Agreement	$2,300,000	$13,800	$2,313,800
Promissory Note	$237,500	$31,699	$269,199
ICBT Agreement	$833,333	$-	$833,333

Total	$10,880,833	$229,373	$11,110,206

Certain Factors Affecting Our Performance

Stryve’s management believes that the Company’s future performance will depend on many factors, including the following:

Ability to Expand Distribution in both Online and Traditional Retail Channels. Stryve is currently growing its consumer base through both paid and organic means both online as well as by expanding its presence in a variety of physical retail distribution channels. Online consumer acquisitions typically occur through the Company’s portfolio of DTC e-commerce websites and Amazon.com. The Company’s online consumer acquisition program includes paid and unpaid social media, search, and display media. Stryve’s products are also sold through a growing number of traditional retail channels where the Company has an opportunity to acquire new consumers. Traditional retail channels include grocery chains, natural food outlets, club stores, convenience stores, and drug stores, all either direct or through distribution partners.

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Ability to Acquire and Retain Consumers at a Reasonable Cost. Stryve’s management believes an ability to consistently acquire and retain consumers at a reasonable cost relative to projected life-time value will be a key factor affecting future performance. To accomplish this goal, Stryve intends to strategically allocate advertising spend between online and offline channels favoring digital media, as well as emphasizing more targeted and measurable “direct response” digital marketing spend with advertising focused on increasing consumer awareness and driving trial.

Ability to Drive Repeat Usage of Our Products. Stryve accrues substantial economic value from repeat consumers who consistently purchase its products either online or in traditional retail. The pace of Stryve’s growth rate will be affected by the repeat usage dynamics of existing and newly acquired customers. The Company utilizes a number of methods to drive repeat behavior including intelligent e-mail and text campaigns, targeted digital media, and subscribe and save incentives.

Ability to Expand Gross Margins. Stryve’s overall profitability will be impacted by its ability to expand gross margins through effective sourcing of raw materials, managing production yields, controlling labor and shipping costs, as well as spreading other production-related costs over greater manufacturing volumes.

Ability to Expand Operating Margins. The Company’s ability to expand operating margins will be impacted by its ability to effectively manage its fixed and variable operating expenses as net sales increase.

Ability to Manage Supply Chain and Expand Production In-line with Demand. Stryve’s ability to grow and meet future demand will be affected by its ability to effectively plan for and source inventory from a variety of suppliers located inside and outside the United States. Additionally, efficiently scaling production capacity ahead of growth in net sales will be critical to the Company’s meet future demand without disruption.

Ability to Optimize Key Components of Working Capital. Stryve’s ability to reduce cash burn in the near-term and eventually generate positive cash flow will be partially impacted by the Company’s ability to effectively manage the key components of working capital which have a direct impact on the cash conversion cycle.

Seasonality. Because Stryve is so early in its lifecycle of growth, it is difficult to discern the exact magnitude of seasonality affecting its business. Any evidence of seasonality is not clearly discernable from the Company’s historical growth. However, understanding potential trends in seasonality will be key in Stryve’s management of its expenses, liquidity, and working capital.

Key Financial Definitions

Net sales. Net sales consists primarily of product sales to Stryve’s customers less cost of promotional activities, slotting fees and other sales credits and adjustments, including product returns.

Cost of goods sold. Cost of goods sold consists primarily of the costs Stryve pays for raw materials (including beef protein and spices), packaging, production labor, and overhead at Stryve’s wholly owned manufacturing facility. Additionally, cost of goods sold contains certain food safety and quality assurance expenses including pathogen testing as well as other expenses related to the production of Stryve’s products. A small portion of Stryve’s cost of goods sold are derived from goods purchased from 3rd party suppliers and are largely related to non-food items (e.g., apparel).

Gross profit. Gross profit is net sales less cost of goods sold.

Operating expenses. Operating expenses consist primarily of selling and marketing expenses, general and administrative expenses, operations expenses, depreciation and amortization and other expenses. The following is a brief description of the components of Stryve’s operating expenses:

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Selling and marketing. Selling and marketing expenses are comprised of advertising and marketing costs, broker commissions, sales consultants, and e-commerce platform fees.

Operations expense. Operations expense is principally freight and postage associated with shipping, handling, and fulfillment of products from Stryve’s locations to the customer, as well as expenses associated with Stryve’s warehouse and fulfillment teams.

General and administrative. General and administrative expenses are comprised of expenses associated with corporate and administrative functions that support Stryve’s business, including fees for employee salaries, professional services, insurance and other general corporate expenses. We expect our general and administrative fees to increase as we incur additional legal, accounting, insurance and other expenses associated with being a public company.

Salaries and wages. Salaries and wages is mostly comprised of compensation and benefits, payroll taxes, payroll processing fees, independent contractor fees, and severances, in all cases related to non-production employees.

Depreciation and amortization. Depreciation and amortization costs consist of costs associated with the depreciation of fixed assets and capitalized leasehold improvements and amortization of intangible assets.

Loss (gain) on disposal of fixed assets. Loss (gain) on disposal of fixed assets represents the net loss or gain associated with the Company’s sale or disposition of fixed assets.

Income from operations. Operating income (loss) reflects gross profit less operating expenses.

Other income (expense). Other income (expense) consists of interest expense, and gains or losses on foreign currency transactions.

Income tax expense (benefit). Income tax expense (benefit) includes current and deferred federal tax expenses, as well as state and local income taxes. See “— Critical Accounting Policies — Income taxes.”

Net income (loss). Net income (loss) consists of income from operations less income tax expense plus income tax (benefit).

Off-Balance Sheet Arrangements

We have no obligations, assets or liabilities which would be considered off-balance sheet arrangements as of June 30, 2021. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

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Contractual Obligations

In connection with the consummation of the Sale and Leaseback Transaction, Stryve entered into a lease agreement (the “Lease Agreement”) with Buyer pursuant to which Stryve leased back the Real Property from Buyer for an initial term of twelve (12) years unless earlier terminated or extended in accordance with the terms of the Lease Agreement. Under the Lease Agreement, Stryve’s financial obligations include base rent of approximately $60,000 per month, which rent will increase on an annual basis at two percent (2%) over the initial term. Stryve is also responsible for all monthly expenses related to the leased facility, including insurance premiums, taxes and other expenses, such as utilities.

Quantitative and Qualitative Disclosures of Market Risks

Stryve’s future income, cash flows and fair values relevant to financial instruments are dependent upon prevalent market interest rates. Market risk refers to the risk of loss from adverse changes in market prices and interest rates.

Concentration of credit risk. The balance sheet items that potentially subject the Company to concentrations of credit risk are primarily cash, accounts receivable, and accounts payable. The Company continuously evaluates the credit worthiness of its customers’ financial condition and generally does not require collateral. The Company maintains cash balances in bank accounts that may, at times, exceed Federal Deposit Insurance Corporation (“FDIC”) limits of $250,000 per institution. The Company incurred no losses from such accounts and management considers the risk of loss to be minimal. As of June 30, 2021, the Company had cash balances in excess of FDIC coverage of approximately $920,000.

As of and for the six months ended June 30, 2021, customer and vendor concentrations in excess of 10% consolidated sales, purchases accounts receivable, and accounts payable are as follows:

	Sales	Purchases	Accounts Receivable	Accounts Payable
Customer A	13%	-	23%	-
Customer B	13%	-	10%	-
Customer C	-	-	13%	-
Vendor A	-	-	-	21%

Interest rate risk. Stryve is subject to interest rate risk in connection with borrowing based on a variable interest rate. Derivative financial instruments, such as interest rate swap agreements and interest rate cap agreements, are not currently but may be used for the purpose of managing fluctuating interest rate exposures that exist from Stryve’s variable rate debt obligations that are expected to remain outstanding. Interest rate changes do not affect the market value of such debt, but could impact the amount of Stryve’s interest payments, and accordingly, Stryve’s future earnings and cash flows, assuming other factors are held constant. Additionally, changes in prevailing market interest rates may affect Stryve’s ability to refinance existing debt or secure new debt financing.

Foreign currency risk. Stryve is exposed to changes in currency rates as a result of its revenue generated in currencies other than U.S. dollar. Revenue and profit generated by international operations will increase or decrease compared to prior periods as a result of changes in foreign currency exchange rates. However, the operations that are impacted by foreign currency risk are less than 5% of Stryve’s net income (loss) for the six months ended June 30, 2021 and the 52-week period ended December 31, 2020 and therefore, the risk of this is insignificant.

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Raw material risk. Stryve’s profitability depends, among other things, on its ability to anticipate and react to raw material costs, primarily beef. The price of beef and other raw materials are subject to many factors beyond Stryve’s control, including general economic conditions, inflation, cost of feed, demand, natural disasters, weather and other factors. Changes in the prices of beef and other raw materials could have a material impact on Stryve’s results of operations and financial conditions.

Inflation risk. While inflation may impact Stryve’s revenue and cost of services and products, Stryve believes the effects of inflation, if any, on its results of operations and financial condition have not been significant. However, there can be no assurance that its results of operations and financial condition will not be materially impacted by inflation in the future.

Critical Accounting Estimates

Our management’s discussion and analysis of financial condition and results of operations is based on our consolidated financial statements which have been prepared in accordance with U.S. GAAP. In preparing our financial statements, we make estimates, assumptions, and judgments that can have a significant impact on our reported revenue, results of operations, and comprehensive net income or loss, as well as on the value of certain assets and liabilities on our balance sheet during, and as of, the reporting periods. These estimates, assumptions, and judgments are necessary and are made based on our historical experience, market trends and on other assumptions and factors that we believe to be reasonable under the circumstances because future events and their effects on our results of operations and value of our assets cannot be determined with certainty. These estimates may change as new events occur or additional information is obtained. We may periodically be faced with uncertainties, the outcomes of which are not within our control and may not be known for a prolonged period of time. Because the use of estimates is inherent in the financial reporting process, actual results could differ from those estimates or assumptions.

The critical accounting estimates, assumptions, and judgments that we believe have the most significant impact on our consolidated financial statements are described below.

Accounts Receivable and Allowance for Doubtful Accounts, Returns, and Deductions. Accounts receivable are customer obligations due under normal trade terms. The Company records accounts receivable at their net realizable value, which requires management to estimate the collectability of the Company’s receivables. Judgment is required in assessing the realization of these receivables, including the credit worthiness of each counterparty and the related aging of past due balances. Management provides for an allowance for doubtful accounts and returns equal to the estimated uncollectable amounts, in addition to a general provision based on historical experience. Management provides for the customer deduction allowance based upon a general provision of 8% of sales in addition to known deductions. The estimates are based on collection experience and a review of current status of trade accounts. As of June 30, 2021 and December 31, 2020, the allowance for doubtful accounts and returns and deductions totaled $1,298,033 and $1,603,069, respectively. Total bad debt expense for the three months ended June 30, 2021 and the year ending December 31, 2020 was $177,291 and $744,863, respectively. The following table represents a rollforward of the Company’s allowance for doubtful accounts, returns, and deductions.

	As of June 30,		As of December 31,
(In thousands)	2021	2020	2020	2019
Beginning Balance	$1,603	$688	$688	$50
Provisions	331	452	915	652
Write-Offs/ reversals	(636)	-	-	(14)
Ending Balance	$1,298	$1,140	$1,603	$688

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Revenue Recognition. The Company manufactures and markets a broad range of protein snack products through multiple distribution channels. The products are offered through branded and private label items. The Company accounts for revenue from contracts with customers, which comprises substantially all of its revenue, through the following steps:

1) Identification of the contract with a customer;

2) Identification of the performance obligations in the contract;

3) Determination of the transaction price;

4) Allocation of the transaction price to the performance obligations in the contract; and

5) Recognition of revenue when, or as, the Company satisfies a performance obligation.

The Company’s revenue derived from the sale of branded and private label products is considered variable consideration that is based on a fixed per item charge applied to a variable quantity of product. Generally, this variable consideration is recognized at the point in time when the customer obtains control of the product, which may occur upon either shipment or delivery of the product. The Company also maintains consignment arrangements whereby revenue is recognized upon sale of the product to the end customer. The payment terms of the Company’s contracts are generally net thirty to thirty-five days, although early pay discounts are offered to customers.

The Company regularly experiences customer deductions from amounts invoiced due to product returns, product shortages and delivery nonperformance penalty fees. This variable consideration is estimated using the expected value approach based on the Company’s historical experience, and it is recognized as a reduction to the transaction price in the same period that the related product sale is recognized. In years prior to 2020, customer deduction amounts were insignificant and recognized when incurred.

Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring products to customers. Revenue is recognized when the Company satisfies its performance obligations under the contract by transferring the promised product to its customer.

The Company’s contracts generally do not include any material significant financing components.

The Company has elected the following practical expedients provided for in Topic 606, Revenue from Contracts with Customers.

1) The Company is excluding from its transaction price all sales and similar taxes collected from its customers.

2) The Company has elected to recognize the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that the entity otherwise would have recognized is one year or less.

3) The Company has elected to account for shipping and handling activities that occur after control of the related good transfers as fulfillment activities instead of assessing such activities as performance obligations.

4) The portfolio approach has been elected by the Company as it expects any effects would not be materially different in application at the portfolio level compared with the application at an individual contract level.

5) The Company has elected not to disclose information about its remaining performance obligations for any contract that has an original expected duration of one year or less.

Neither the type of good sold nor the location of sale significantly impacts the nature, amount, timing, or uncertainty of revenue and cash flows.

Inventory. Inventories consist of raw materials, work in process, and finished goods, and stated at lower of cost or net realizable value determined using the standard cost method, adjusted at each reporting date for price and efficiency variances. The Company reviews the value of items in inventory and provides write-downs and write-offs of inventory based on items no longer being utilized in operations, damaged, short-dated, or expired. Write-down and write-offs are included in cost of goods sold. Infrequent and significant write offs are included separately from cost of goods sold in loss on damaged inventory.

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Goodwill. Goodwill represents the excess of the purchase price over the fair value of the net assets acquired in the acquisition of Biltong USA Inc., and Braaitime LLC in 2018. Goodwill is accounted for in accordance with ASC 350, “Intangibles – Goodwill and Other”. Goodwill is reviewed and tested for impairment on a reporting unit level annually.

In January 2017, the FASB issued ASU 2017-03, “Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment”, effective for periods beginning after December 15, 2019, with an election to adopt early. The ASU requires only a one-step qualitative impairment test, whereby a goodwill impairment loss will be measured as the excess of a reporting unit’s carrying amount over its fair value. It eliminates Step 2 of the current two-step goodwill impairment test, under which a goodwill impairment loss is measured by comparing the implied fair value of a reporting unit’s goodwill with the carrying amount of that goodwill. A significant amount of judgment is required in estimating fair value and performing goodwill impairment tests. For the years ended December 31, 2020 and 2019, there was no impairment of goodwill.

Reporting Unit Analysis

The Company presents a single segment for purposes of financial reporting and prepared its consolidated financial statements upon that basis. The Company considered ASC 350-20-35-35 related to reporting unit determination and the aggregation of components into one reporting unit.

The economic characteristics considered were whether:

1)	The nature of the products and services are similar
2)	The type of class of customer for products and services are similar
3)	The methods used to distribute the products or provide the services are similar
4)	The manner in which an entity operates and the nature of those operations is similar

Currently, the Company has one reporting unit due to the similarity of its components when evaluated against the aforementioned economic characteristics.

Fair Value Analysis

The following table provides a summary of certain assumptions that drive the fair value of the Company (reporting unit):

Entity’s (Reporting unit’s) current carrying value Calculated as total assets less total liabilities plus total debt all as of 12/31/2020	$20,687,363
Date of most recent quantitative valuation	12/31/20
Entity’s (Reporting unit’s) fair value per most recent valuation Calculated as Enterprise Value of Stryve utilized in the Business Combination Agreement less total debt as of 12/31/2020	$99,975,770
Significant assumptions from most recent valuation:
● Revenue growth	57.9%
● Gross margins	34.7%

Since inception, the Company has increased revenues, improved gross profit and reduced net losses each year. In addition to reviewing the financial performance of the Company, Stryve management also reviewed various events or circumstances that may affect fair value in the following categories: macroeconomic conditions, industry and market conditions, cost factors, and other relevant entity-specific events. In doing so, Stryve management determined if each event or circumstance would have an adverse, neutral, or positive impact on the business and assessed the relative impact of each.

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Based on this analysis, Stryve management has determined that it is more than likely that the fair value of the reporting unit exceeds the carrying amount as of December 31, 2020. As a result, no impairments were made to Goodwill.

Intangible Assets. On December 11, 2020, the Company’s wholly owned subsidiary, Kalahari Snacks, LLC, entered into an asset purchase agreement with Kalahari Brands, Inc. consisting principally of its brands and marks, to acquire certain assets and liabilities of Kalahari Brands for a purchase price of $5,867,344.

The brand name is accounted for in accordance with ASC 350, “Intangibles – Goodwill and Other”, and amortized on a straight-line basis over 20 years and reviewed annually for impairment. As of December 31, 2020, there was no impairment of the intangible asset.

Income Taxes. The Company is a Texas limited liability company and accordingly is not a taxpaying entity for federal income tax purposes. The Company’s annual tax income or loss is allocated to individual members for reporting on their own individual federal tax returns. The Company is subject to certain state and local taxes, such amount was not material for the years ending December 31, 2020 and 2019, respectively.

The provision for income taxes is calculated under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. The realization of deferred tax assets depended upon the existence of sufficient taxable income, of appropriate character, within the carryback or carryforward periods under the tax law in the applicable tax jurisdiction. Valuation allowances are determined, based on available information, whether it was more likely than not that deferred tax assets would not be realized. Significant judgment is required in determining whether valuation allowances should be established, as well as the amount of such allowances.

The Company accounts for uncertain tax positions in accordance with ASC 740-10, Income Taxes. ASC 740-10, Income Taxes, provides several clarifications related to uncertain tax positions. Most notably, a “more likely-than-not” standard for initial recognition of tax positions, a presumption of audit detection and a measurement of recognized tax benefits based on the largest amount that has a greater than 50 percent likelihood of realization. ASC 740-10, Income Taxes, applies a two-step process to determine the amount of tax benefit to be recognized in the consolidated financial statements. First, the Company must determine whether any amount of tax benefit may be recognized. Second, the Company determines how much of the tax benefit should be recognized for tax positions that qualify for recognition. No additional liabilities have been recognized. Accordingly, the Company has not recognized any penalty, interest or tax impact related to uncertain tax positions.

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EXHIBIT 99.3

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION AND OTHER DATA

Defined terms included below have the same meaning as terms defined and included elsewhere in this Form 8-K/A

The following unaudited pro forma condensed combined financial information presents the combination of the financial information of Stryve and Andina, adjusted to give effect to the Business Combination and related transactions. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses”.

The unaudited pro forma condensed combined balance sheet as of June 30, 2021 combines the historical balance sheet of Stryve and the historical balance sheet of Andina on a pro forma basis as if the Business Combination and the Domestication had been consummated on June 30, 2021. The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2021 and year ended December 31, 2020 combine the historical statements of operations of Stryve and historical statements of operations of Andina for such periods on a pro forma basis as if the Business Combination and the Domestication had been consummated on January 1, 2020, the beginning of the earliest period presented.

The unaudited pro forma condensed combined financial statements have been developed from and should be read in conjunction with:

●	the accompanying notes to the unaudited pro forma condensed combined financial statements;

●	the historical unaudited financial statements of Stryve as of and for the six months ended June 30, 2021 and the related notes and the historical audited financial statements of Stryve for the year ended December 31, 2020 and related notes, contained in and/or incorporated by reference into this Form 8-K/A;

●	the historical unaudited financial statements of Andina as of and for the six months ended June 30, 2021 and the related notes and the historical audited financial statements of Andina for the year ended December 31, 2020, contained in and/or incorporated by reference into this Form 8-K/A; and

●	other information relating to Stryve and Andina contained in and/or incorporated by reference into this Form 8-K/A, including the description of the Business Combination Agreement.

In connection with the Business Combination, Andina provided the Public Shareholders with the opportunity to have their Public Shares redeemed at the Closing of the Business Combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the Business Combination, including interest, divided by the number of then outstanding Public Shares, subject to certain limitations. In total, 756,896 shares were redeemed in connection with the Business Combination at a price per share equal to $10.24 ($7.8 million in the aggregate).

Notwithstanding the legal form of the business combination pursuant to the Business Combination Agreement, the Business Combination will be accounted for as a reverse recapitalization in accordance with generally accepted accounting principles (GAAP). Under this method of accounting, Stryve is treated as the acquirer and Andina is treated as the acquired company for financial statement reporting purposes. Stryve has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances:

●	Immediately following the Business Combination, the Seller owns a majority of the outstanding shares of Class A Common Stock, on an as-exchanged basis and the owner of the majority of the voting share of the Company following the Business Combination is determined to be Stryve’s members.

●	The Seller was issued approximately 56.1% of the combined Company’s outstanding shares of Class A Common Stock, on an as exchanged basis, which constitutes a majority interest.

●	Subsequent to the Business Combination, the Company Board is comprised of 7 members, of which Andina initially appointed two members, and Stryve initially appointed 5 members.

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UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

Pro Forma Consolidated Balance Sheet (Unaudited)

As of June 30, 2021

(In thousands)

	Stryve (Historical) (US GAAP)	Andina Acquisition Corp. III (Historical)	Combined	Pro Forma Adjustments		Stryve Foods, LLC Combined Pro Forma
ASSETS
CURRENT ASSETS
Cash	1,201	59	1,260	42,500	4	37,325
				(12,225)	5
				5,790	9
Accounts Receivable, Net	3,144	-	3,144			3,144
Inventory, net	4,807	-	4,807			4,807
Prepaid media spend	650	-	650			650
Prepaid expenses and other current assets	1,328	29	1,357			1,357
Total current assets	11,130	88	11,218	36,065		47,283

Property and equipment, net	6,362	-	6,362			6,362
Marketable securities held in Trust Account	-	13,543	13,543	(13,543)	9	-
Goodwill	8,450	-	8,450			8,450
Intangible asset	4,725	-	4,725			4,725
Prepaid media spend, net of current portion	268	-	268			268
Other assets	83	-	83			83
TOTAL ASSETS	31,018	13,631	44,649	22,522		67,171

LIABILITIES AND MEMBERS EQUITY (DEFICIT)
CURRENT LIABILITIES
Accounts payable	5,485	2,167	7,652	(3,811)	5	3,841
Accrued expenses	1,989	-	1,989	(774)	6	993
				31	3-A
				(253)	3-B
Line of Credit	3,500	-	3,500			3,500
Current portion of long-term debt	31,863	-	31,863	(10,600)	3-B	15,849
				(5,414)	6
Total current liabilities	42,837	2,167	45,004	(20,821)		24,183

Warranty liability	-	869	869	-		869
Long-term debt, net of current portion	1,440	-	1,440	(2,840)	6	(1,400)
Financing obligation - operating lease	7,500	-	7,500	-		7,500
Ordinary shares subject to possible redemption	-	13,543	13,543	(13,543)	8	-
TOTAL LIABILITIES	51,777	16,579	68,356	(37,204)		31,152
				-
EQUITY (DEFICIT)				10,600	3-B
				42,500	4
				(8,414)	5
				9,028	6
				(7,753)
				13,543	8
				(31)	3-A
				253	3-B
Ordinary shares, $0.001 par value; 100,000,000 shares authorized	-	-	-	-	10	-
Class A and Class B Common Stock	-	-	-	-	10	20,520
Additional Paid in Capital	(20,759)	-	(20,759)	-	10	15,499
Retained Earnings (Accumulated Deficit)	-	(2,948)	(2,948)	-	10
TOTAL EQUITY (DEFICIT)	(20,759)	(2,948)	(23,707)	59,726		36,019

TOTAL LIABILITIES AND EQUITY (DEFICIT)	31,018	13,631	44,649	22,522		67,171

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UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

Pro Forma Consolidated Statement of Operations (Unaudited)

For the Six Months Ended June 30, 2021

(In thousands, except share and per share data)

	Stryve (Historical) (US GAAP)	Andina Acquisition Corp. III (Historical)	Combined	Pro Forma Adjustments		Stryve Foods, LLC Combined Pro Forma
Net sales	$14,186	$-	$14,186			$14,186
Cost of sales	7,927	-	7,927			7,927
Gross profit	6,259	-	6,259	-		6,259
Operating expenses:
Selling and marketing expense	8,118	-	8,118			8,118
General and administrative expense	3,928	-	3,928			3,928
Operations expense	2,030	1,394	3,424		1	3,424
Salaries and wages	3,003	-	3,003			3,003
Depreciation and amortization	792	-	792			792
Loss on disposal of fixed assets	(9)	-	(9)			(9)
Operating loss	(11,603)	(1,394)	(12,997)			(12,997)
Other income (expense):
Other income (expense)	(1,957)	(869)	(2,826)			(2,826)
Interest income (expense)	2,239	1	2,240	(1)	2	2,127
				(112)	7
Total other income (expense)	282	(868)	(586)	(113)		(699)
Net Loss before provision for income taxes	(11,321)	(2,262)	(13,583)	(113)		(13,696)
Provision (benefit) for income taxes
Net Loss	$(11,321)	$(2,262)	$(13,583)	$(113)		$(13,696)

Weighted average shares outstanding, basic (a)	3,370,969
Pro forma weighted average shares of Class A Common Stock and Class A Common Stock issuable to the Seller on an as-exchanged basis (c)(d)		20,519,677

Basic net loss per ordinary share (b)	$(0.67)
Pro forma basic net loss per share – Class A Common Stock and Class A Common Stock issuable to the Seller on an as-exchanged basis(c)(d)		$(0.67)	$

(a) Excludes an aggregate of 1,322,096 Ordinary Shares that were subject to possible redemption at June 30, 2021.

(b) Net loss per Ordinary Share – basic excludes income attributable to Ordinary Shares subject to possible redemption of $506 for the six months ended June 30, 2021.

(c) The table above sets forth certain per share data of the Company on a stand-alone basis and unaudited pro forma condensed combined per share data for the six months ended June 30, 2021, after giving effect to the Business Combination. The unaudited pro forma combined net loss per share information below does not purport to represent the net loss per share which would have occurred had the companies been combined during the period presented, nor net loss per share for any future date or period. The unaudited pro forma combined book value per share information below does not purport to represent what the value of the Company would have been had the companies been combined during the periods presented.

(d) Table assumes that all of the Class B Units included in the Seller Consideration Units and all of the shares of Class V Common Stock issued to the Seller at the Closing have been exchanged for shares of Class A Common Stock in accordance with the term and conditions of the Exchange Agreement.

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Notes to Unaudited Pro Forma Condensed Combined Financial Statements

1.	Basis of Presentation

The business combination will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, Andina is treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the business combination will be treated as the equivalent of Stryve issuing stock for the net assets of Andina, accompanied by a recapitalization. The net assets of Andina are stated at historical cost, with no goodwill or other intangible assets recorded.

The unaudited pro forma condensed combined balance sheet as of June 30, 2021 gives pro forma effect to the business combination as if it had been consummated on June 30, 2021. The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2021 gives pro forma effect to the business combination as if it had been consummated on January 1, 2020.

The unaudited pro forma condensed combined balance sheet as of June 30, 2021 has been prepared using, and should be read in conjunction with, the following:

●	Stryve’s unaudited balance sheet as of June 30, 2021 and the related notes, contained in this Form 8-K/A; and

●	Andina’s unaudited balance sheet as of June 30, 2021 and the related notes, incorporated by reference into this Form 8-K/A from its quarterly report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”).

The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2021 has been prepared using, and should be read in conjunction with, the following:

●	Stryve’s unaudited statement of operations for the six months ended June 30, 2021 and the related notes, included elsewhere in this Form 8-K/A; and

●	Andina’s unaudited statement of operations for the six months ended June 30, 2021 and the related notes, incorporated by reference into this Form 8-K/A from its quarterly report on Form 10-Q filed with the SEC.

Management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The pro forma adjustments reflecting the consummation of the business combination are based on certain currently available information and certain assumptions and methodologies that management believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the difference may be material. Management believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the business combination based on information available to management at the time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

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The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the business combination taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the post-combination company. They should be read in conjunction with the historical financial statements and notes thereto of Stryve and Andina.

2.	Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the business combination and has been prepared for informational purposes only.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). The Company has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the following unaudited pro forma condensed combined financial information.

Stryve and Andina have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The following adjustments are incorporated in the unaudited pro forma condensed combined financial information:

1.	The historical statement of operations of Andina contains $1,001 thousand in non-recurring transaction costs for the six months ended June 30, 2021 that are not considered direct and incremental and have been expensed as incurred.
2.	Removes $657 thousand of interest income generated by the Trust Account from Andina’s Statement of Operations for the six months ended June 30, 2021.
3.

(3-A) Reflects the addition of $31 thousand in Accrued Expenses, representing the additional interest on the Bridge Notes that would accrue between June 30, 2021 and July 20, 2021. The additional $31 thousand in Accrued Expense is in addition to accrued interest of $222 thousand included in the Accrued Expenses on the balance sheet as of June 30, 2021, increasing the total to the accrued interest associated with the Bridge Notes to $253 thousand.

(3-B) Reflects the removal of $10,600 thousand of principal from the current portion of long-term debt, as well as the removal of $253 thousand of accrued interest included in Accrued Expenses, and the addition of both such balances to equity to reflect that, pursuant to the terms of the Subscription Agreements with the Bridge PIPE Investors and the Bridge Notes, at the Closing of the Business Combination, the obligations represented by the Bridge Notes will be applied as consideration for the shares of common stock issuable to the Bridge PIPE Investors.

4.	Show the impact of $42,500 thousand in proceeds from the Closing PIPE Investment in shares of common stock.
5.	Reflects the impact of the use of $12,225 thousand in cash to pay estimated additional non-recurring transaction fees and expenses of Andina and Stryve in connection with the proposed transaction of which $3,811 thousand were removed from accounts payable to reflect such payment with the remaining $8,414 thousand shown as an expense to members equity.
6.	Remove existing convertible debt ($8,254 thousand) and the associated accrued interest ($774 thousand) balances as of June 30, 2021 from Stryve’s Balance Sheet, as these securities are not a part of the proposed transaction. This existing convertible debt will stay at Stryve Holdings and convert into the equity of Stryve Holdings upon the Closing of the sale of Stryve Foods, LLC to Purchaser.

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7.

The Business Combination Agreement includes an affirmative covenant requiring Stryve and the Seller to use commercially reasonable efforts to consummate a sale of Stryve’s Madill, OK production facility and to secure a long-term lease thereof (a “sale and leaseback transaction”) on terms described in the Business Combination Agreement prior to the Closing. Adjustment 7 shows the impact of Stryve executing a sale and leaseback transaction using the financing method. The facility was sold at a purchase price of $7,500 thousand, resulting in $7,343 thousand of net cash proceeds. The lease includes base rent of approximately $60 thousand per month over an initial term of 12 years. The pro forma sale and leaseback transaction was accounted for under ASC 840. Stryve initially looked to guidance if the lease met the standard of a sale under ASC 360 and the definition of a normal leaseback under ASC 840. As part of this consideration, Stryve took into consideration the proposed 2-5 year renewal options which are at a fixed rate and concluded that, with these extensions, the lease term is for substantially all of the asset’s remaining economic life and tantamount to a form of continuing involvement (thereby precluding Stryve from accounting for this transaction as a sale). Consequently, Stryve recorded the transaction as a financing activity.

Pro Forma Consolidated Statement of Operations adjustments related to sale and leaseback transaction:

(7) – This adjustment shows the impact of entering into a long-term lease, classified as an operating lease, for the land and building at the Madill, OK production facility, with annualized rental payments of $720 thousand which will be booked as interest expense over the term of the operating lease. The interest expense booked as an adjustment for the six-month period ending June 30, 2021, is $112 thousand. As the sale and leaseback transaction was consummated on May 26, 2021, the financials already include interest expense related to the operating lease of $68 thousand for the six-month period ending June 30, 2021. On an adjusted basis, total interest expense related to the operating lease for the six-month period ending June 30, 2021, is $180 thousand.

8.	Eliminate Ordinary Shares Subject to redemption from Andina’s Balance Sheet at June 30, 2021. Balance at June 30, 2021 of $13,543 thousand.
9.	Shows the impact of the redemption of 756,896 shares occurring from Andina’s trust account in the amount of $7,753 thousand and the remaining trust account balance after redemptions of $5,790 thousand moving from Marketable Securities to Cash.

10.	For Pro Forma purposes, Members’ Capital is reclassified to Common Stock and paid in capital based on the number of shares outstanding at the date of closing.

3. Summary of pro forma shares issued and outstanding immediately after the Business Combination

The following summarizes the pro forma shares issued and outstanding immediately after the Business Combination:

	Andina Shares
	Pre-Business Combination	Adjustments	Pro Forma

Andina Ordinary Shares	4,417,096	(1,350,000)		(1)
		1,099,750		(2)
		5,607,372		(3)
		(756,896)		(4)
Pro Forma Basic - Class A Common Stock			9,017,322

Pro Forma Basic – Seller Class A Common Stock (as exchanged)			11,502,355	(5)

Pro forma Basic – Class A Common Stock and Seller Class A Common Stock (as exchanged)			20,519,677

(1) The number of Insider Shares forfeitures contemplated by the Insider Forfeiture Agreement as of the Closing.

(2) Class A Common Stock issued to Public Right holders and Private Right holders at Closing, taking into account forfeiture of Private Rights pursuant to the Insider Forfeiture Agreement.

(3) Closing PIPE Investment is consummated in accordance with its terms and the Bridge PIPE Investment is consummated in accordance with its terms, with Andina issuing 5.61 million Class A Common Stock to the PIPE Investors.

(4) The number of Public Shareholders that exercised their redemption rights in connection with the Closing of the Business Combination.

(5) Estimated number of Class A Common Stock issuable to the Seller upon exchange of Seller Consideration Units and shares of Class V Common Stock for shares of Class A Common Stock, subject to the terms and conditions of the Exchange Agreement and other applicable agreements related to the Business Combination.

(6) The information in the table above does not include shares underlying the Public Warrants or Private Warrants.

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COMPARATIVE AND UNAUDITED PRO FORMA

PER SHARE FINANCIAL INFORMATION

The following tables set forth the per share data of the Company on a stand-alone basis and the unaudited pro forma condensed combined per share data for the six months ended June 30, 2021 after giving effect to the Business Combination. The unaudited pro forma combined net loss per share information below does not purport to represent the net loss per share which would have occurred had the companies been combined during the period presented, nor net loss per share for any future date or period. The unaudited pro forma combined book value per share information below does not purport to represent what the value of the Company would have been had the companies been combined during the periods presented.

Unaudited Comparative Share Information

For the Six Months Ended June 30, 2021

(In thousands, except share and per share data)

	Stryve (Historical) (US GAAP)	Andina Acquisition Corp. III (Historical)	Stryve Foods, LLC Combined Pro Forma
Net loss	$(11,322)	$(2,262)	$(13,696)
Stockholders’ equity as of June 30, 2021	$(20,759)	$(2,948)	$36,019
Weighted average shares outstanding, basic and diluted (1)		3,370,696
Pro forma Weighted average shares outstanding of Class A and Class B common stock			20,519,677

Basic and diluted net loss per ordinary share (2)		$(0.67)

Book Value per Ordinary Share (3)		$(0.95)
Pro forma Basic and diluted loss per share – Class A and Class B common stock			$(0.67)

Pro forma Book value per share – Class A and Class B common stock			$1.76

(1)	Excludes an aggregate of 1,322,096 shares subject to possible redemption at June 30, 2021.
(2)	Net loss per ordinary share – basic and diluted excludes income attributable to ordinary shares subject to possible redemption of $506 for the six months ended June 30, 2021.
(3)	Book value per Ordinary Share = (Stockholders’ equity / Shares outstanding). 3,095,000 Shares outstanding, excluding an aggregate of 1,322,096 Ordinary Shares subject to possible redemption at June 30, 2021.

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